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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 FORM 10-SB/A/2

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                               POLITICS.COM, INC.
              ----------------------------------------------------
              (Exact Name of Small Business Issuer in Its Charter)

                DELAWARE                                    33-0836078
                --------                                    ----------
     (State or Other Jurisdiction of                    (IRS Employer
     Incorporation or Organization)                     Identification No.)

             2530 S. RURAL ROAD, TEMPE, AZ                       85282
             -----------------------------                       -----
       (Address of Principal Executive Offices)                (Zip Code)

                                 (480) 858-0016
                                 --------------
              (Registrant's Telephone Number, Including Area Code)

     Securities to be registered pursuant to Section 12(b) of the Act:

         Title of Each Class                  Name of Each Exchange on Which
         To be So Registered                  Each Class is to be Registered
         -------------------                  ------------------------------

----------------------------------      ---------------------------------------

----------------------------------      ---------------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

                         COMMON STOCK, PAR VALUE $.00001
                         -------------------------------
                                (Title of Class)


                         -------------------------------
                                (Title of Class)


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                                INTRODUCTORY NOTE

         Politics.com, Inc., a Delaware corporation, has prepared and filed this Form 10-SB on a voluntary basis to make available reportable information about the company to existing shareholders and others interested in the activities of the company.

         As used in this Registration Statement, the terms "we," "us," "our," and "Politics.com" mean Politics.com, Inc., a Delaware corporation and its wholly-owned subsidiary, Politics.com, Inc., a Nevada corporation (unless the context indicates a different meaning).

ITEM 1.  DESCRIPTION OF BUSINESS

HISTORY

         Politics.com, Inc., a Delaware corporation, was formed in January 1997 under the name Lone Oak, Inc. Lone Oak, Inc. is the successor-by-merger of B&E Securities Management, Inc., a Maryland corporation incorporated in January 1969. B&E Securities Management, Inc. was inactive from around 1971 until its merger with and into Lone Oak, Inc. in February 1997. Lone Oak, Inc. had no significant operations since its inception until July 1999. In April 1999, Lone Oak, Inc. sold its wholly-owned subsidiary, D&E Flight Simulators, Inc. for $5,000. On July 27, 1999, Lone Oak, Inc. acquired all of the issued and outstanding shares of common stock of Politics.com, Inc., a Nevada corporation ("Politics.com-Nevada") (following which Lone Oak, Inc. changed its name to Politics.com, Inc.). Politics.com's business consists solely of the business conducted by its wholly-owned subsidiary, Politics.com-Nevada.

         Since our acquisition of Politics.com-Nevada, our business operations have commenced and our Web site is operational. Specifically, we have:

     - Engaged a web design firm to study our target market and build our Web site based on the results of their study;

     -    Tested and launched our current web site;

     - Conducted the first live town hall Internet-based webcast with a presidential candidate, Bill Bradley;

     - Conducted the first ever Internet-based Presidential Primary, where users of our Web site were able to vote for presidential candidates;

     - Acquired "politicaljunkie.com", a Web site that provided access to a wide variety of political information;

     - Entered into content and distribution relationships with content providers and web portals;

     - Hired Marc Jacobson, a former senior vice president at Prodigy Communications Corporation, as our President and Chief Operating Officer and engaged additional staff to assist in the development of our web site; and

     - Formed advisory boards consisting of political figures who advise and consult with us with respect to the content, features and functionality of our Web site.

GENERAL

         Through our wholly-owned subsidiary, Politics.com-Nevada, we are a development stage Internet company that intends to be a global Internet media company, offering a branded network of information, communication, entertainment, community, and commerce services with a common theme of politics.

         We expect to draw users to our Web site by providing a one-stop destination which will enable users to identify, select and access resources, services, content and information on the Web, all of which will be related to politics. Our Web site is expected to offer news, information and entertainment search and directory service, activism and participation communities, and a retail store.


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         The Web site is currently available to any internet user with a generally available web browser. We are constantly updating and modifying our Web site to provide our users with the most current and useful information and services relating to politics that we believe is available on the Internet.

THE INTERNET INDUSTRY AND POLITICS

         The Internet is evolving into a global medium, allowing millions of individuals throughout the world to communicate, share information and engage in commerce electronically. The World Wide Web (the "Web") is a graphical based, interactive environment which facilitates the exchange of information and entertainment among users worldwide. The use of the Internet and the Web is continuing to grow as the number of users increases due to the increasing number of personal computers installed in homes and offices, the declining prices of personal computers, the improvements in network infrastructure, the availability of faster and cheaper Internet access, and the increasing familiarity and acceptance of the Internet by businesses and consumers. Web usage is also expected to continue to grow rapidly due to unique characteristics that differentiate it from traditional media, such as real-time access to interactive content, real-time communication capabilities and the absence of geographic or temporal limitations.

         The Internet is in the early stages of changing the political landscape and political life in the United States and throughout the world. Government bodies, political parties, candidates, movements, lobbying organizations, and individuals seeking to employ the Internet as a vehicle for accomplishing their goals, are beginning to utilize the Internet to express their political opinions and beliefs. For example, current Presidential candidate Bill Bradley used our Web site to participate in the first live town hall Internet webcast. Mr. Bradley was able to present his views and answer questions asked by our Web site users.

         The online political landscape, while rich and diverse, is currently not well-organized, nor is it well served by systems for communication, collaboration, and commerce. It is therefore not an environment ready for the voting public. We believe that the online political environment needs a portal company attuned to the unique nature of the political process. Our Web site will provide the basic infrastructure for politics on the Internet.

PRODUCTS AND SERVICES



         Our principal Web site will be focused solely on political interests and activities. The principal Web site will likely consist of the following underlying features and services: a news, information and entertainment channel which will enable users to read, listen, see and interact with political figures, newsmakers and experts; a search and directory service will provide a robust and well-organized information directory which will enable users to find and link to Web sites providing information covering political data and information; activism and participation communities which will serve as a town hall and will enable users to roam, meet, discuss, organize, fund-raise, petition and vote on political matters; and a retail store which will sell memorabilia, tapes, books, reports, travel, subscriptions, memberships and other relevant items.



         We currently hold various Internet domain names relating to our brand, including "www.politics.com," "www.gop.com" and "www.elections.com," which we acquired on June 30, 1999 from Howard R. Baer, Chairman of the Board of Directors and our majority stockholder. In addition, on August 17, 1999, we acquired "politicaljunkie.com" for $55,000. The PoliticalJunkie Web site was a Web site that attracted a regular audience of journalists, political professionals, and politically committed individuals by offering an efficient source of access to political information. We have since incorporated the PoliticalJunkie Web site into the directory area of our WWW.POLITICS.COM Web site. The directory area currently has a extensive library of information and Web links to other Web sites relating to political information, including approximately 90 newspapers, approximately 100 political columnists, many governor's offices, and information on a number of declared and undeclared Year 2000 presidential candidates.


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OUR MARKET OPPORTUNITY

         We believe we are well-positioned to exploit the following key market trends:

     - Our research indicates that a majority of U.S. households are accessing the Internet and are increasingly relying on the Internet for information about politics;

     - Advertisers are spending more money to advertise on the Internet as Internet usage continues to expand;

     - The Internet audience is constantly looking for new sources of information, entertainment, and interaction; and

     - Our review of Web sites which are currently focused on politics as their primary subject reveal that they are generally poorly organized, lacking content and market presence.

         We believe the opportunities to create value from an audience focused on politics are numerous. For example:

     - Vendors of products and services may want to promote and sell to well-defined demographic groups;

     - Promoters of political causes and interests may want to focus their efforts to those individuals most open to their arguments;

     - Organizers of political initiatives and movements may want to rent space in an active, well-populated political arena;

     -    Candidates are already raising money online;

     - Activists and organizations will subscribe to premium political information and will host services;

     - Owners of traditional and Internet media will want to promote their programming to a targeted audience and will also want access to content, programming, and properties produced by the destination; and

     - Sponsorship of "good causes" will help position organizations and individuals.

OUR STRATEGIES

WE OWN THE POLITICS.COM DOMAIN NAME.

         We believe that ownership of the Politics.com domain name provides us with a strategic market advantage. We believe that branding and consumer loyalty on the Internet are dependent upon our ability to differentiate our services and to enhance our users' experience by continually offering innovative technology and appealing features and effectively marketing these features to existing and potential users of our Web site.

         We expect to receive immediate and continuing name recognition because our domain name communicates the nature of our brand, it provides an umbrella for state, local, and international affiliations and it also yields traffic from those users that routinely use the address bar of a browser to find sites of interest. We believe that people type "politics" into their browser just to see the response.

         We expect to refine our brand identity with further market research and testing. We will seek to make Politics.com the Web site to go to for information relating to politics. We may also enhance our brand development through:


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     -    Network radio advertising;

     -    National print, outdoor and Web-based advertising;

     -    Finding strategic partners;

     -    Engaging in marketing and distribution arrangements;

     -    Special event sponsorships;

     -    Public and community relations programs; and

     -    Network television and national cable advertising.

OUR KEY OPERATIONAL STRATEGIES.

         We have a number of key operational strategies which include the expectation to do the following:

     - In addition to our offices in New York, we expect to open an office in Washington, D.C. to strategically position us for ready access to key talent, business partners, and the marketplace;

     - Build a strong management team with the experience and talent to grow a major media company;

     - Appoint advisory boards to lend their experience, reputation, and influence;

     - Use an experienced Web development company to design, build, and host the Web site. Internally produce original content and events. Acquire and license generally available technology, content and services such as chat rooms, site search, link directory, and free email;

     - Use experienced managing editors to organize and manage content and services;

     - Acquire attractive, synergistic Web properties to rapidly expand the breadth and depth of the Web site, in order to enhance the value of the site to potential advertisers;

     - Focus on aggressive marketing of our brand in a variety of media, including print, radio, and television. Seek strategic relationships with traditional and local media to enhance reach and penetration; and

     - Build a nationwide, direct sales force to address advertising, electronic commerce, campaign spending, and corporate markets. Focus primarily on high-population centers. Appoint distributors and franchisees to cover other regions.

         Although we believe our operational strategies are attainable, we cannot guarantee that we will successfully implement any or all of our key operational strategies.


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MARKETING AND ADVERTISING OF THE POLITICS.COM WEB SITE

         Our marketing goal is to attract traffic to the Politics.com Web site and to develop the Politics.com brand. We expect our marketing plan to include the use of multiple advertising media, such as affiliate programs, radio, television, print, outdoor and Web-based advertising.

         We also intend to increase our Web site traffic by increasing the number and visibility of entry points to the Politics.com Web site through co-branding and other marketing arrangements with content providers and other political-related Web sites.

         In an effort to increase traffic, we expect to add content and other features to our Web site which we expect will encourage users to spend more time on our Web site. We also intend to regularly enhance our technological features and services and update our content in order to encourage consumers to use our Web site more frequently.

         We cannot assure that we will be able to effectively promote the Politics.com Web site.

SALES AND REVENUES

         We expect to generate revenue primarily through the sale of advertisements, promotions, sponsorships, merchandising, hosting services (the sale or rental of computer or server capacity which is connected to the Internet), direct marketing and electronic commerce. We expect to derive revenue from our Web site as follows:

     - Advertising by vendors, candidates, parties, and special interest groups both on the Web site and in a free email service;

     -    Commerce fees from advertisers making sales from their ads;

     -    Placement fees from political organizations, services, and figures;

     - Pay-per-view or registration fees for premium services and products which will include, among other things, subscriptions to special e-mail publications, video conferences, and CD Roms;

     -    Sponsorships and special promotions;

     -    Paid surveys and polls;

     - Sales of related products such as tapes, books, memorabilia, and gifts;

     -    Placement fees from affiliated state and local political sites;

     -    Classified ad services;

     -    Travel services;

     - Hosting fees (i.e., fees for providing the ability to access a Web site on the Internet) from political organizations, individuals, and movements for permanent and temporary spaces, special forums, fund-raisers, campaigns, and conventions;

     - Sales of value-added services to hosted organizations such as travel services, direct marketing/mail, and virtual offices;

     -    Registration fees for special forums; and


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     -    Sales of books, videos, magazine subscriptions, art, collectibles, newsletters, Washington, D.C. tours, affinity credit cards, etc.

         We also expect to generate revenue from (i) co-branders who will provide and use Politics.com's content and services in exchange for access fees;
(ii) distributors who will deliver Politics.com's services to their markets;
(iii) franchisees who will buy rights to local markets; (iv) media partners who will co-distribute programming; (v) sponsors who will provide funding for some events and properties; (vi) syndicators who will buy programming; and (vii) vendors who will use our online store.

         We expect that approximately 90% of our revenue will be generated by advertising and sponsorship fees from organizations using our Web site to communicate with their target markets and constituencies. Approximately 10% of our revenues will result from service fees, e-commerce and other forms of revenue described above.

         Although we expect to derive revenue and generate sales from a variety of sources, there can be no assurance that we will be able to generate revenue or sales from any of the foregoing, or that the amount of revenue generated will be sufficient to sustain our business as a going-concern.

COMPETITORS AND COMPETITIVE FACTORS AFFECTING OUR BUSINESS

         The market for Internet products, services and advertising and commerce is intensely competitive, and we expect that competition will continue to intensify. We believe that the principal competitive factors in these markets are name recognition, distribution arrangements, functionality, performance, ease of use, the number of value-added services and features, and quality of support. Our primary competitors are other companies providing portal and online community services such as Yahoo, Lycos, and AOL. We do not believe, however, that any of these competitors provide the same scope of services such as those we intend to offer. In the event that any of these companies offer services similar to ours, we could lose a substantial portion of our user traffic and could suffer adverse consequences because our competitors, among other things, may be more diversified, have greater resources and greater name recognition than us. Although we believe that our commitment to providing quality and consistent services and products will enable us to compete effectively with our competitors, our failure to keep pace with rapidly changing technology could have a material adverse effect on our operations and financial condition.

ACQUIRING AND DEVELOPING CONTENT AND FEATURES FOR THE POLITICS.COM COMMUNITY

         We intend to develop partnerships with a wide variety of media sources, strategic partners and content providers. We do not expect many of these partnerships will involve the exchange of funds between us and these organizations. Instead we expect to engage in barter transactions where we will offer our services and the opportunity to advertise on our Web site as consideration to these potential partners. Developing these relationships will allow us to increase our Web site content which should enable us to attract and retain Internet users of our Web site and to solidify our position as an easy-to-use interface for political information. We also plan to license technology and information from third parties where appropriate in order to increase the content of our Web site. We cannot assure, however, that we will be able to develop these relationships or obtain the funds necessary to enter into any licensing agreements with third parties. Our failure to develop these relationships or enter into license agreements for technology could have a material adverse effect on our business and results of operations.

OUR CONTENT



         We intend to maintain a non-partisan Web site which contains balanced content and presents all credible points of view. Content will generally be provided by third parties, including individual users. If we create original content, we will indicate to the user that we were the author of the content. If the content is someone else's opinion, we will clearly designate the material as the opinion of that author and not as the views of Politics.com. Our employees who are responsible for the content of our Web site are trained to be as objective as possible in the selection of third party content, so that the site remains non-partisan. We intend to be balanced in our presentation of different points of view and will allow any point of view to be posted in the communities area of our Web site, provided that the expression of such points of view does not violate applicable laws. We believe, however, that



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many diverse groups will use the communities area of our Web site to maintain and provide information that might not otherwise be generally found on the World Wide Web.


PROPRIETARY RIGHTS

         We believe our ability to compete effectively depends to a significant extent on our ability to protect our proprietary information. We will rely primarily upon confidentiality procedures, trade secrets and trademark and trade name laws to protect our intellectual property rights.

         We plan to enter into confidentiality agreements with our key employees and our marketing partners, and will generally control access to our technology, software and other proprietary information. Despite these precautions, however, it may be possible for competitors or customers to copy all or part of our technology or to obtain information which we regard as proprietary. Furthermore, we cannot assure you that others will not independently develop technology similar to ours. Misappropriation of our technology or development by our competitors of technologies that are substantially equivalent or superior to our technology would have a material adverse effect on our operations and financial condition.

         We are also subject to the risk of infringing the intellectual property rights of others. Although we believe that our technology does not infringe on the proprietary rights of others, and we have not received any written notice of claimed infringements, because of the rapid technological development of the Internet industry, certain of our technologies may infringe on existing proprietary rights of third parties. If any such infringements exist or occur, we cannot assure you that we will be able to obtain licenses or rights necessary to avoid continued infringement on terms that would be satisfactory to us, if at all. A failure to obtain such licenses or rights could have a material adverse effect on our business, results of operations and financial condition. Further, in such event, we may be required to modify the infringing technology. There can be no assurance that we would be able to do so in a timely manner, upon acceptable terms and conditions, or at all, and the failure to do so could have a material adverse effect on our business, results of operations and financial condition.

         In addition, we may have to litigate to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and a diversion of our resources, and could have a material adverse effect on our business, results of operations and financial condition.

GOVERNMENT REGULATION

REGULATION OF THE INTERNET

         At the present time the amount of state and federal governmental regulation applicable to the Internet is relatively small when compared to other areas of communication and commerce. As the size, use and popularity of the Internet increases, it is possible that laws and regulations may be enacted with respect to the Internet, covering issues such as user privacy, pricing, taxation, content, copyrights, distribution, antitrust and quality of products and services. Additionally, the rapid growth of electronic commerce may trigger the development of tougher consumer protection laws. The adoption of such laws or regulations could reduce the rate of growth of the Internet and could make it more difficult and expensive for us to carry on our planned business activities.

         Due to the increasing use of the Internet and the burden it has placed on the current telecommunications infrastructure, telephone carriers have requested the Federal Communications Commission ("FCC") to regulate Internet service providers and online service providers and impose access fees on those providers. If the FCC imposes access fees, the costs of using the Internet could increase dramatically. These regulations, if promulgated, could result in the reduced use of the Internet as a medium for commerce, which could have a material adverse effect on our business, financial condition and results of operations.

REGULATION CONCERNING PRIVACY

         Specific laws and regulations concerning the use of the Internet have been enacted. In particular, as directed by Congress in the Children's Online Privacy Protection Act, also known as COPPA, the Federal Trade


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Commission recently adopted regulations, effective April 21, 2000, prohibiting unfair and deceptive acts and practices in connection with the collection and use of personal information obtained from children under 13 years old on the Internet. Because our Web site is not directed at children and we do not anticipate its widespread use by children, COPPA and the FTC's regulations should not have a significant effect upon our business. While we expect to have a privacy policy designed to enhance the protection of the privacy of our users, there can be no assurance that these programs will conform with any regulations which have been adopted by the FTC. Nevertheless, the FTC has strongly advocated that general audience Web sites establish privacy policies that include procedures to disclose and notify users of privacy and security policies, obtain consent from users for collection and use of information, and provide users with the ability to access, correct and delete personal information stored by the company. While we expect to adopt a privacy policy regarding use of personal user information and expect to post this policy on our Web site, there can be no assurance that we will adopt policies that conform with the regulations adopted or policies advocated by the FTC or any other federal or state governmental entity.

         It is also possible that cookies, or information keyed to a specific server, file pathway or directory location that is stored on a user's hard drive, which are used to track demographic information and to target advertising, may become subject to laws limiting or prohibiting their use. Limitations on or elimination of our use of cookies could limit the effectiveness of our ability to market to certain users, which could have a material adverse effect on our business, results of operations and financial condition.

         The European Union has adopted a directive that imposes restrictions on the collection and use of personal data. Under the directive, EU citizens are guaranteed rights to access their data, rights to know where the data originated, rights to have inaccurate data rectified, rights to recourse in the event of unlawful processing and rights to withhold permission to use their data for direct marketing. The directive could, among other things, adversely affect U.S. companies that collect information over the Internet from individuals in EU member countries, and may impose restrictions that are more stringent than current Internet privacy standards in the United States. Politics.com may ultimately engage in data collection from users in EU member countries. If we do, we would be subject to the EU directive.

         We intend to take the necessary measures to ensure that our Web site complies with industry standards relating to user privacy.

EMPLOYEES

         As of December 15, 1999, we had eight employees, of which five were full-time and three were part-time.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

         The following discussion of our plan of operation for the next 12 months should be read in conjunction with our financial statements, any notes related thereto, and the other financial data included elsewhere in this Registration Statement. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors discussed in this Registration Statement.




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OVERVIEW

         Politics.com, Inc., a Delaware corporation, was incorporated on January 17, 1997, as Lone Oak, Inc. Lone Oak, Inc. is the successor-by-merger of B&E Securities Management, Inc., a Maryland corporation which was inactive from around 1971 until its merger with and into Lone Oak, Inc. in February 1997. Lone Oak, Inc. had no significant operations since its inception until July 1999. In April 1999, Lone Oak, Inc. sold its wholly-owned subsidiary, D&E Flight Simulators, Inc. for $5,000. In July 1999, Lone Oak, Inc. acquired all of the issued and outstanding common stock of Politics.com-Nevada, in exchange for an aggregate of 7,000,000 shares of common stock of Lone Oak, Inc. Following the acquisition, the former stockholders of Politics.com-Nevada owned approximately 77.0% of the issued and outstanding common stock of Lone Oak, Inc. Accordingly, the transaction has been accounted for as a reverse acquisition, with Politics.com-Nevada being deemed the acquiror and Lone Oak, Inc. being deemed the acquired company. On July 27, 1999, Lone Oak, Inc. changed its name to Politics.com, Inc.



         Since Lone Oak, Inc. had no significant operations prior to the acquisition of Politics.com-Nevada, we believe that the operations of Lone Oak, Inc. prior to the acquisition of Politics.com-Nevada are not material or relevant to an analysis of Politics.com as it exists today. Accordingly, the financial statements of Lone Oak, Inc., with respect to periods prior to the acquisition, are not being presented.



         PLAN OF OPERATION


         From inception to June 30, 1999, we received approximately $145,000 from Howard R. Baer, our Chairman for the initial funding of Politics.com-Nevada. In addition, at June 30, 1999, we issued a promissory note, payable on demand, in the principal amount of $151,000, with an interest rate of 10% per annum to Howard R. Baer as consideration for the purchase of the Internet domain names "elections.com," "gop.com" and "politics.com". From July 1, 1999 to December 15, 1999, we borrowed, in the aggregate, an additional $592,000 from Howard R. Baer, Carriage House Capital LLC (an affiliate of Howard
R. Baer), Kevin C. Baer and Northeast Investments (an affiliate of Kevin C.
Baer). These borrowings are unsecured and bear interest at the rate of 6% per annum. Of these advances, approximately $292,000 are evidenced by promissory notes that are payable on demand.


         Through October 31, 1999 (the termination date of our offering of up to 666,667 shares of common stock), we sold 141,000 shares of our common stock in a private placement exempt from registration under Rule 506 of Regulation D of the Securities Act of 1933, as amended. We raised approximately $423,000 in this private placement.

         Notwithstanding the funds we raised in the private placement, we are currently experiencing a severe working capital deficiency and are incurring significant losses. At this time, we are not generating any significant revenue, but are incurring substantial costs and expenses in connection with our business operations and the development of our Web site. We have an immediate need for additional capital.

         As of December 15, 1999, our cash balances were approximately $75,000, and we had a working capital deficiency of approximately $1.4 million, which includes indebtedness to related parties of approximately $745,000. We expect to remedy the working capital deficit by raising additional capital in the form of either debt or equity financings. We cannot assure you that we will raise sufficient funds to remedy the working capital deficit or fund our operations. If we are unable to raise sufficient capital to remedy the working capital deficit and fund our continuing operations, there will be a material adverse effect on our business and our ability to continue as a going concern.

         As of December 15, 1999, we intend to make capital expenditures in the amount of approximately $50,000 for office furniture and equipment and leasehold improvements for our planned Washington, D.C. office. We also expect to spend approximately $110,000 per year for each of the next three years for our office space in New York, and approximately $110,000 for each of the next three years for our planned office space in Washington, D.C. We anticipate that we will expend approximately $$750,000 for Web site development costs over the next twelve months. During the next twelve months we expect to hire a significant number of new employees and to incur approximately $700,000 of salary, benefits and other personnel expenses.


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         Our auditor's report indicates that certain factors raise substantial doubt about our ability to continue as a going concern. Our auditors issued a going concern opinion because we:

     -    have generated no significant revenues;

     -    have a severe working capital deficiency;

     -    have a limited operating history; and

     - can provide no assurance that we will be able to generate sufficient funds for our operations for the next twelve months.

         Based upon our current budget and business planning, we believe that we will need approximately $4.5 million of additional funding to continue our operations over the next twelve months and that we will need to raise or generate such amount over the next three months to eliminate this going concern opinion. Because we are a development stage company, however, we cannot assure you that we will be able to generate internally or raise sufficient funds to continue our operations, or that our accountant's will not issue another going concern opinion. To date, we have generated no significant revenue and have incurred substantial losses. Further, through the termination date (October 31, 1999) of our planned offering of 666,667 shares of common stock, we sold 141,000 shares of common stock, for gross proceeds of $423,000. We have since used this capital in our operations. Our failure to raise sufficient additional funds, either through additional financing or continuing operations, will have a material adverse effect on our business and financial condition.

YEAR 2000 COMPLIANCE

         We will depend on the delivery of information over the Internet, a medium which is susceptible to the Year 2000 problem. The Year 2000 problem is a result of limitations of certain software written using two digits rather than four to define the applicable year. If software with date-sensitive functions is not Year 2000 compliant, it may recognize a date using "00" as the Year 1900 rather than the Year 2000. The Year 2000 problem could result in a system failure or miscalculations causing significant disruption of our operation, including, among other things, interruptions in Internet traffic, accessibility of our Web site, delivery of our service, transaction processing or searching and other features of our services. It is possible that this disruption will continue for an extended period of time.

         We will depend on information contained primarily in electronic format in databases and computer systems maintained by us and by third parties. The disruption of third-party systems or our systems interacting with these third party systems could prevent us from delivering search results or other services in a timely manner which could materially and adversely affect our business and results of operations.

         We believe that our computerized systems, which we recently purchased, are Year 2000 compliant. We do not anticipate that we will perform any additional testing on our computerized systems. If our computerized systems are not in fact Year 2000 compliant, our failure to make our systems Year 2000 compliant in a timely manner will have a material adverse effect on our business, results of operations and financial condition.

         Although we believe that we will be Year 2000 compliant, we will use third party vendors whose equipment and software may not be Year 2000 compliant. The failure of such third parties to make their systems Year 2000 compliant will have a material adverse effect on the our business, results of operation and financial condition. We have not yet determined the extent to which the computer systems of such third parties are Year 2000 compliant, if at all. The failure of such third parties to make their systems Year 2000 compliant in a timely manner will have a material adverse effect on our company.

         We have not developed a Year 2000-specific contingency plan. If Year 2000 compliance issues are discovered, we will then evaluate the need for contingency plans relating to such issues. We intend to actively work with our vendors and service providers to minimize the risks of business disruptions resulting from Year 2000 issues and to develop contingency plans where necessary. Such plans may include using alternative suppliers and service providers. We expect to have such plans in place by December 1999.

         The most reasonably likely worst case scenario related to Year 2000 issues would involve a major shutdown of the Internet or there may be serious disruptions in shipping products purchased through our retail store.

In addition, if our users are not Year 2000 compliant, then may not be able to access our Web site without serious disruptions. Each of the foregoing would result in a severe loss of revenue to us until the problem was resolved.

ITEM 3.  DESCRIPTION OF PROPERTY.

         We currently lease approximately 3,000 square feet of office space in New York, New York for approximately $9,000 per month, pursuant to a three year lease. When we took possession of our new office space in New York, New York, we terminated our tenancy in Arizona.

         We are currently negotiating to lease approximately 3,800 square feet of office space in Washington, D.C. for approximately $8,000 per month, pursuant to a five year lease.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth information regarding the beneficial ownership of our common stock as of December 15, 1999, by (i) each person or group known by us to own beneficially more than 5% of the outstanding common stock; (ii) each of our directors and named executive officers; and (iii) all of our directors and executive officers as a group. The term "beneficial ownership," as defined by applicable federal securities laws, includes shares that may be acquired within 60 days upon the exercise of options, warrants and other rights. This information is based upon information that has been received from and on behalf of the named individuals. Unless otherwise noted below, the persons named in the table have sole voting and sole investment powers with respect to each of the shares reported as beneficially owned by such person:


                                                                    SHARES OF
NAME                                                              COMMON STOCK
----                                                            BENEFICIALLY OWNED     PERCENT OF CLASS
                                                                ------------------     ----------------

DIRECTORS AND EXECUTIVE OFFICERS
Marc Jacobson(1)..............................................          315,000               3.3%
Howard R. Baer................................................        5,250,000              56.9%
Kevin C. Baer.................................................        1,750,000              19.0%
Brian Wadsworth(2)............................................          330,000               3.5%
Burt Alimansky(3).............................................          515,000               5.4%
All directors and executive officers as a group (5 persons)...        8,160,000              80.2%
5% STOCKHOLDERS
Arlene West (4)
c/o Burt Alimansky
605 Madison Ave., Suite 300
New York, New York 10222......................................          515,000               5.4%

---------------
(1) Represents options to purchase 315,000 shares of our common stock that are exercisable within 60 days from December 15, 1999.

(2) Represents options to purchase 330,000 shares of our common stock that are exercisable within 60 days from December 15, 1999.

(3) Includes 215,000 shares are held of record by Arlene West, Mr. Alimansky's spouse, and options to purchase 300,000 shares of common stock that are exercisable within 60 days from December 15, 1999. Mr. Alimansky disclaims beneficial ownership of such shares held by Ms. West.

(4) Includes options to purchase 300,000 shares of common stock that are exercisable within 60 days from December 15, 1999 which are held by Burt Alimansky, her spouse. Ms. West disclaims beneficial ownership of all options held by Mr. Alimansky.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

         The following table sets forth the name, age and positions of our directors, executive officers and key employees. Each of our directors is serving as a director until the next annual meeting of stockholders and until his successor is elected and qualified or until his earlier resignation or removal. Each of our executive officers have been chosen for a term which continues until the meeting of the Board of Directors which follows the next annual meeting of stockholders and until his successor shall have been chosen and qualified.


NAME                      AGE     POSITION                                            DIRECTOR SINCE
----                      ---     --------                                            --------------
Howard R. Baer............57      Chairman of the Board                               July 1999
Marc Jacobson.............47      President, Chief Operating Officer and Director     September 1999
Burt Alimansky............56      Director                                            September 1999
Kevin C. Baer.............31      Director, Vice President, Treasurer and Secretary   July 1999
Brian Wadsworth...........50      Director                                            July 1999
Kurt Ehrenberg............40      Managing Editor                                            ---


         HOWARD R. BAER joined us in July 1999 as Chairman of the Board of Directors. Mr. Baer was the founder of and has been Chairman of the Board of Politics.com-Nevada since its inception in March 1999. Mr. Baer is the founder of and has served as President of Carriage House Capital, L.L.C., a business and financial services firm which provides consulting services to private and public entities, since 1988. Mr. Baer is the father of Kevin C. Baer, one of our directors and executive officers.

         MARC JACOBSON joined us September 7, 1999 as President and Chief Operating Officer and as a Director. From 1998 to 1999, Mr. Jacobson served as senior vice president of corporate development and public policy at Prodigy Communications Corporation, a leading Internet Service Provider. During the period 1995 through 1999, Mr. Jacobson served in various capacities for Prodigy including chief financial officer, general counsel and corporate secretary. Prior to his employment with Prodigy, Mr. Jacobson served as an entertainment attorney. He is the founding chairman of the New York State Bar Association's Section on Entertainment, Arts and Sports Law. Mr. Jacobson is the chairman of the advisory board for the Internet Alliance, a Washington-based trade association, and also serves as an advisory board member for the New York Infotech Forum.

         BURT ALIMANSKY joined us as a director in September 1999. Since 1981, Mr. Alimansky has served as managing director of Alimansky Capital Group Inc., a New York City-based private financial advisory firm serving emerging-growth and middle-market companies. Alimansky Capital Group, founded by Mr. Alimansky in 1981, advises privately-held companies on venture capital, private equity and debt financings for buyouts, expansion, strategic buy-ins, restructurings, and growth. In 1984, Mr. Alimansky founded and became chairman of New York Business Forums Inc., an entity which holds monthly programs intended to stimulate interaction among private equity investors, bankers, entrepreneurs, attorneys, accountants and senior executives of major corporations. He has served as director of several companies and investment firms and was a member of the board of directors of the Alumni Association of Harvard Business School. Mr. Alimansky currently serves as a national board member of the National Foundation for Teaching Entrepreneurship and serves as chairman of the City of New York's annual venture capital conference.

         KEVIN C. BAER joined us in July 1999 as Vice President, Treasurer and Secretary and as a director. Mr. Baer has been Vice President, Treasurer and Secretary and a director of Politics.com-Nevada since its inception in March 1999. Mr. Baer has been an Executive Vice President of Carriage House Capital, L.L.C., a business and financial services firm which provides consulting services to private and public entities, since October 1992. Mr. Baer is the son of Howard R. Baer, our Chairman and majority stockholder.

         BRIAN WADSWORTH, now a consultant for us, joined us in July 1999 as a director and has served as a director of Politics.com-Nevada since March 1999. Mr. Wadsworth served as our interim President from July 1999 to September 7, 1999 and also served as interim President of Politics.com-Nevada from March 1999 to September 7,

1999. Mr. Wadsworth previously served as president of Noble Technologies, Inc., a provider of business consulting services for technology companies from 1995 through February 1999. From 1993 through 1995, Mr. Wadsworth served as the chief operating officer of Computer Concepts Corp., a developer and marketer of computer software. Mr. Wadsworth has over thirty years experience with technology and technology businesses including service in general manager, product management, and sales and marketing positions.

         KURT EHRENBERG joined us in July 1999 as Managing Editor. Mr. Ehrenberg has been Managing Editor of Politics.com-Nevada since its inception in May 1999. Prior to joining Politics.com-Nevada, Mr. Ehrenberg owned and operated the PoliticalJunkie.com Web site, a site that attracts a regular audience of journalists, political professionals, and politically committed individuals by offering an efficient source of access to political information. Prior to PoliticalJunkie.com, Mr. Ehrenberg accumulated over 20 years experience of political activity, including election campaigns, lobbying, and consulting.

ITEM 6.  EXECUTIVE COMPENSATION.

EXECUTIVE COMPENSATION

         The following table provides certain summary information concerning compensation to be paid to Marc Jacobson, our President and Chief Operating Officer, and Brian Wadsworth, our interim President from July 1999 to September 7, 1999, during fiscal 1999. No other current executive officer is expected to receive total compensation in excess of $100,000 during fiscal 1999.

                           SUMMARY COMPENSATION TABLE
                           --------------------------



                                                                             LONG TERM
                                         ANNUAL COMPENSATION               COMPENSATION
                                     -------------------------------------    AWARDS
                                                                OTHER       SECURITIES
NAME AND                    FISCAL      ANNUAL                 ANNUAL       UNDERLYING    ALL OTHER
PRINCIPAL                    YEAR       SALARY     BONUS     COMPENSATION     OPTIONS    COMPENSATION
POSITION                    ENDED         ($)       ($)          ($)            (#)          ($)
------------------------  ---------  -----------  ---------  -------------  -----------  ------------
Marc Jacobson(1),.........12/31/99      200,000      --          --            840,000      --
  President and Chief     12/31/98          --       --          --                 --      --
  Operating Officer       12/31/97          --       --          --                 --      --

Brian Wadsworth(2),.......12/31/99      126,000      --          --            330,000      --
  Former President        12/31/98          --       --          --                 --      --
                          12/31/97          --       --          --                 --      --


-------------

(1) Mr. Jacobson was appointed as our President on September 7, 1999. He currently receives a salary of $16,667 per month. Mr. Jacobson is eligible to receive a bonus in an amount up to 50% of his annual salary. We have agreed to grant to Mr. Jacobson options to purchase up to 840,000 shares of common stock at an exercise price of $2.00 per share, such options to become exercisable as follows: 315,000 are exercisable immediately and the remaining 525,000 options become exercisable in six equal semi-annual installments commencing on June 30, 2000 and on each December 31 and June 30 thereafter. The term of Mr. Jacobson's employment is three years. Mr. Jacobson is entitled to receive severance for a period of up to twelve months in an aggregate amount equal to his annual salary if he is terminated without cause.

(2) Mr. Wadsworth served as our interim President from July 1999 until September 7, 1999. He received a salary of $10,500 per month. He is currently serves as a consultant for us. He has also been granted options to purchase up to 330,000 shares of common stock at an exercise price of $3.00 per share, such options to become exercisable as follows: 146,000 are exercisable immediately and the remaining 184,000 options become exercisable in five equal monthly installments commencing August 15, 1999.

         The following table sets forth certain information with respect to option grants made to the executive officers named above pursuant to the Politics.com, Inc. 1999 Combination Stock Option Plan. This table identifies those options grants that have been made (or agreed to be made) during 1999. No options were granted prior to the current fiscal year.

                            OPTION GRANTS DURING 1999

                                            INDIVIDUAL GRANTS
                    --------------------------------------------------------    POTENTIAL REALIZABLE
                      NUMBER OF                                                   VALUE AT ASSUMED
                     SECURITIES     % OF TOTAL                                 ANNUAL RATES OF STOCK
                     UNDERLYING      OPTIONS       EXERCISE                    PRICE APPRECIATION FOR
                       OPTIONS      GRANTED TO     OR BASE                         OPTION TERM(1)
                       GRANTED     EMPLOYEES IN     PRICE       EXPIRATION     ----------------------
           NAME          (#)       FISCAL YEAR      ($/SH)         DATE         5%($)         10%($)
           ----          ---       -----------      ------         ----         -----         ------

Marc Jacobson........840,000        70.0%          2.00          9/7/2009    $1,056,543    $2,677,488

Brian Wadsworth......330,000        27.5%          3.00         7/27/2009      $622,605    $1,577,805

--------------
(1)  The assumed rates are compounded annually for the full term of the options.

STOCK OPTION PLAN


         On July 27, 1999, we adopted the 1999 Combination Stock Option Plan (the "Plan"). Under the Plan, both non-qualified and incentive stock options to purchase shares of our common stock may be granted to key employees and other persons who are in a position to contribute to our long-term success and growth. The Board of Directors currently administers the Plan and has the authority to, among other things, determine those persons who are eligible to participate; determine the size of the grant; establish the terms and conditions of the options granted; make or alter restrictions and conditions on the options; and adopt rules and regulations and interpret the Plan. A total of 2,000,000 shares have been reserved for issuance under the Plan. As of December 22, 1999, options to purchase 1,809,200 shares of common stock were outstanding or committed for issuance under this Plan.


COMPENSATION OF THE DIRECTORS

         Our directors do not receive any compensation for acting as a director of Politics.com.


ADVISORY COMMITTEES

         We have established six advisory boards to advise us concerning our Web site and matters related to our business. We are still in the process of filling the seats created by these advisory boards. We expect that the seats for these advisory boards will be filled by former or current political figures, journalists, media political analysts, representatives from academia, representatives from non-profit trade associations or "think tanks", and politically oriented entertainers. Each advisory board member will be requested to sign an agreement agreeing to provide company advice and guidance regarding their views of our Web site, its progress and features. Each advisory board member is expected to serve for a period of two years, subject to renewal or earlier termination for non-performance. Each advisory board member is entitled to receive options to purchase up to 10,000 shares, subject to a vesting schedule, pursuant to the 1999 Advisory Council Stock Option Plan (the "Advisory Plan"). As of December 15, 1999, options to purchase 20,000 shares have been granted to advisory board members under the Advisory Plan. Current members of the advisory councils include Gregory Simon, former Domestic Policy Advisor to Al Gore, the current Vice President of the United States, Trevor Potter, former Chairman and commissioner of the Federal Election Commission, and Hal Bruno, the former political director at ABC News for over 20 years.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         On June 30, 1999, Howard R. Baer, Chairman of the Board, the majority stockholder and a promoter of Politics.com, sold the domain names for "elections.com," "gop.com" and "politics.com" to Politics.com-Nevada, in exchange for an unsecured promissory note, payable on demand, in the principal amount of $151,000 with an interest rate of 10% per annum. The principle followed in determining the consideration to be paid to Mr. Baer for the domain names was determined by our Board of Directors and was based upon the approximate cost of the domain names to Mr. Baer. The Board of Directors believes that the terms of this transaction were at least as favorable as those that could have been negotiated with unaffiliated third parties.

         From March 1999 through June 1999, Howard R. Baer provided approximately $145,000 for the initial funding of Politics.com-Nevada. Howard R. Baer subsequently assigned to Kevin C. Baer, Vice President and one of our directors, his rights with respect to $36,000 of such initial funding. At the time of formation of Politics.com-Nevada, Howard R. Baer and Politics.com-Nevada determined that Mr. Baer would provide approximately $150,000 of initial funding to Politics.com-Nevada and that the amount of such funding would be convertible into 6,990,000 shares of common stock of Politics.com-Nevada, such that, following the conversion, there would be 7,000,000 outstanding shares of common stock of Politics.com-Nevada. On June 30, 1999, Politics.com-Nevada issued an aggregate of 6,990,000 shares of common stock to Howard R. Baer and Kevin C. Baer, upon conversion of the amount of such initial funding. Specifically, 5,242,500 shares were issued to Howard R. Baer upon conversion of $108,000 of such funding and 1,747,500 shares were issued to Kevin C. Baer upon conversion of $36,000 of such funding. The Board of Directors believes that the terms of these transactions were at least as favorable as those that could have been negotiated with unaffiliated third parties.


         Since June 30, 1999, Howard R. Baer and Carriage House Capital, L.L.C., an affiliate of his, has made unsecured advances bearing interest at a rate of 6% per annum in the amount of approximately $527,000 to Politics.com-Nevada. In addition, since June 30, 1999, Kevin C. Baer and Northeast Investments (an affiliate of his) advanced an aggregate of approximately $65,000 on the same terms. These advances were to fund our current working capital needs. Approximately $292,000 of these advances are evidenced by unsecured promissory notes and are payable on demand. The Board of Directors believes that the terms of these transactions were at least as favorable as those that could have been negotiated with unaffiliated third parties.


         On July 27, 1999, Politics.com acquired an aggregate of 7,000,000 shares of common stock of Politics.com-Nevada from Howard R. Baer and Kevin C. Baer (representing all of the issued and outstanding shares of capital stock of Politics.com-Nevada), and in consideration therefor, Politics.com issued an aggregate of 7,000,000 shares as follows: 5,250,000 shares to Howard R. Baer and 1,750,000 shares to Kevin C. Baer. The number of shares issued to Howard R. Baer and Kevin C. Baer was the result of arms length negotiations between the stockholders of Politics.com-Nevada and the Board of Directors of Politics.com and on the basis of the relative value of Politics.com and Politics.com-Nevada, as perceived by the parties to the transaction. The Board of Directors believes that the terms of this transaction are at least as favorable as those that could have been negotiated with unaffiliated third parties.

         We have agreed to issue to Burt Alimansky, one of our directors, options to purchase up to 300,000 shares of our common stock, at a per share price of $3.00, in consideration of consulting services rendered and to be rendered to us. The Board of Directors believes that the terms of this transaction are at least as favorable as those that could have been negotiated with unaffiliated third parties.

         On December 2, 1999, Howard R. Baer agreed to guarantee up to $550,000 of Politics.com's payment obligations to its Web site developer. The amount of compensation (if any) to be provided to Mr. Baer for such guaranty has not yet been determined by the Board of Directors.

ITEM 8.  DESCRIPTION OF SECURITIES.

GENERAL

         Our authorized capital stock consists of 20,000,000 shares of Preferred Stock, $.00001 par value per share, and 50,000,000 shares of common stock, $.00001 par value per share. Only common stock is issued and outstanding.

         The following descriptions of the capital stock are qualified in all respects by reference to our Articles of Incorporation.

PREFERRED STOCK

         We have never issued, and we have no present plans to issue, any shares of preferred stock. The Board of Directors has the authority, without action by the shareholders, to create one or more series of Preferred Stock and determine the number of shares, designation, price, redemption terms, conversion and voting rights with respect to any such series.

         An unfriendly tender offer, proxy contest, merger or other change in control would be more difficult if we issued any series of Preferred Stock.

COMMON STOCK

         As of December 15, 1999 there were 9,232,487 shares of common stock outstanding, and 106 holders of record.

         The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders, and cumulative voting is not permitted. Subject to the prior right of any series of Preferred Stock that may be issued by us in the future, holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors from funds legally available for the payment of dividends. If we are liquidated or dissolved, the holders of common stock are entitled to receive all assets available for distribution to the stockholders, subject to the prior payment of all of our indebtedness, and subject to any preferential rights or other rights of other security holders. The common stock has no preemptive rights or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the shares of common stock are, and the shares to be sold in the offering will be, fully paid and nonassessable, and will not be protected by any anti-dilution provisions.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         MARKET INFORMATION. The following table sets forth, for the periods indicated, the high and low quotations for our common stock, as reported on the OTC Bulletin Board. The over-the-counter market quotations below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. There is no established public trading market for our common stock.


                                                  High         Low
                                                  ----         ---

FISCAL 1998:
First Quarter ...............................     $ --         $ --
Second Quarter...............................       --           --
Third Quarter(1).............................     1/16         1/16
Fourth Quarter...............................     1/16         1/16

FISCAL 1999:

First Quarter(2).............................     $ 7/8        $ 1/16
Second Quarter...............................     1 17/32      1/4
Third Quarter................................     10 3/8       1 31/32
Fourth Quarter (through December 15, 1999)...     6 3/8        3 1/8


-------------------
(1) Our common stock commenced quotation on the OTC Bulletin Board in August 1998 under the symbol "LOAK". Our common stock is currently quoted on the OTC Bulletin Board under the symbol "POCO".

(2)  On March 26, 1999, we effected a one for fifteen reverse stock split.

         As of December 22, 1999, there were 1,829,200 options to purchase shares of common stock outstanding or committed for issuance under our 1999 Combination Stock Option Plan and 1999 Advisory Council Stock Option Plan. In addition, there were approximately 1,520,659 shares of common stock that are freely tradable without restriction under the Securities Act of 1933, as amended, and approximately 7,710,816 shares of common stock that will be eligible for sale in the public market without registration at different times during the next 12 months, subject to certain volume and other limitations, pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. On October 31, 1999, we completed a private placement of 141,000 shares of our common stock at $3.00 per share in a transaction exempt from registration in reliance upon Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended. We raised approximately $423,000 in connection with this private placement.

         HOLDERS. On December 15, 1999, there were approximately 106 holders of record of the common stock.

         DIVIDENDS. We have never declared or paid any dividends on our common stock and we do not intend to pay dividends on our common stock in the foreseeable future. We anticipate that we will retain any earnings to finance the growth and development of our business and for general corporate purposes.

ITEM 2.  LEGAL PROCEEDINGS.

         We are not currently a party to any legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         There have been no changes in or disagreements with our accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

THE FOLLOWING SALES OF UNREGISTERED SECURITIES HAVE BEEN RESTATED TO GIVE EFFECT TO THE ONE FOR FIFTEEN REVERSE STOCK SPLIT EFFECTIVE ON MARCH 26, 1999.

          On February 24, 1997, B&E Securities Management Company, Inc. merged into Lone Oak, Inc. The merger was accomplished through a stock for stock transaction in which 60,584 shares of Lone Oak, Inc. common stock were issued to the shareholders of B&E Securities Management Company, Inc. and 908,767 shares of B&E Securities Management Company, Inc. were canceled. This transaction was effected without registration under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemption from registration contained in
Section 4(2) of the Securities Act.

         On January 12, 1998, Lone Oak, Inc. sold 161,408 shares of common stock to Edward F. Myers, the father of Edward F. Myers III, a former director of Lone Oak, Inc. for par value ($24.00). The issuance of the shares was effected without registration under the Securities Act, in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act.

          On January 12, 1998, Lone Oak, Inc. acquired directly from the stockholders all the issued and outstanding shares of D&E Flight Simulators, Inc. in exchange for 383,440 shares of Lone Oak, Inc. common stock. The issuance of the shares was effected without registration under the Securities Act, in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act.

         On February 1, 1998, Lone Oak, Inc. issued 1,666 shares of common stock to Philip L. Thalhiemer, a former director of Lone Oak, Inc., for services provided to Lone Oak, Inc. The Board of Directors valued Mr. Thalhimer's services at $2.50 per share. The issuance of the shares was effected without registration under the Securities Act, in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act.

         In March 1999, Lone Oak, Inc. sold 1,484,375 shares of common stock to sophisticated investors for $95,000 in a private placement exempt from registration in reliance upon Rule 504 of Regulation D promulgated under the Securities Act.

         In July 1999, Lone Oak, Inc. acquired 7,000,000 shares of common stock of Politics.com-Nevada, constituting all of the issued and outstanding shares of Politics.com-Nevada. In connection with the transaction, Lone Oak, Inc. issued an aggregate of 7,000,000 shares of its common stock to the stockholders of Politics.com-Nevada as follows: 5,250,000 shares to Howard R. Baer and 1,750,000 shares to Kevin C. Baer. The issuance of the shares was effected without registration under the Securities Act, in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act.

         In July 1999, following Lone Oak's acquisition of Politics.com-Nevada, Lone Oak changed its name to Politics.com, Inc.

         In July 1999, Politics.com, Inc. commenced a private placement pursuant to which it offered up to 666,667 shares of its common stock, at $3.00 per share to accredited and sophisticated investors. This offering terminated on October 31, 1999. We sold 141,000 shares of common stock and raised approximately $423,000. The shares issued in connection with the private placement were issued in reliance upon the exemption from registration contained in Rule 506 of Regulation D promulgated under the Securities Act of 1933.


         In December 1999, Politics.com granted options to purchase an aggregate of 13,500 shares of common stock at an exercise price of $3.00 per share to two consultants in consideration of services rendered and to be rendered to Politics.com. One consultant provided public relations advice and the other provided advice regarding chat program development and promotion. The issuance of the options was effected without registration under the Securities Act, in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act.


         To the extent that the foregoing transactions constituted "sales" within the meaning of the Securities Act, except as otherwise noted, the securities issued in such transactions were not registered under the Securities Act in reliance upon the exemption from registration set forth in Section 4(2) thereof, relating to sales by an issuer not involving any public offering. Each of the foregoing transactions, to the extent constituting "sales" within the meaning of the Securities Act, were exempt under Section 4(2) thereof based on the following facts: to the knowledge of Politics.com, there was no general solicitation, there were a limited number of purchasers; the purchasers were provided with or had access to information about Politics.com; either (i) the purchasers or their respective representatives were sophisticated about business and financial matters; or (ii) the purchasers were "accredited investors" within the meaning of Rule 501 under the Securities Act; and Politics.com took reasonable steps to assure that the purchasers were not underwriters within the meaning of Section 2(11) under the Securities Act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Our Articles of Incorporation include provisions (i) to eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty and (ii) to require us to indemnify our directors and officers to the fullest extent permitted by the General Delaware Corporation Law.

         Section 145 of the General Corporation Law of the State of Delaware authorizes a corporation to indemnify directors, officers, employees or agents of the corporation in non-derivative suits if such party acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe this conduct was unlawful, as determined in accordance with the Delaware General Corporation Law. Section 145 further provides that indemnification shall be provided if the party in question is successful on the merits or otherwise in the defense of any claim.

                                    PART F/S
                        LONE OAK, INC. AND ITS SUBSIDIARY
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)





Consolidated Balance Sheets as of December 31, 1997 and 1998 ...........................................
Consolidated Statements of Operations for the Fiscal Years Ended December 31, 1997 and 1998 and for
cumulative period from inception to December 31, 1998. .................................................
Consolidated Statements of Changes in Stockholders' Equity for the Fiscal Years Ended December 31, 1997
and 1998................................................................................................
Consolidated Statements of Cash Flows for the Fiscal Years Ended December 31, 1997 and 1998.............
Notes to Consolidated Financial Statements..............................................................


                                 LONE OAK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                FORMERLY B&E SECURITIES MANAGEMENT COMPANY, INC.,
                                 AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)



                                                                                 DECEMBER 31,
                                                                           ---------------------
                   ASSETS                                                     1998        1997
                                                                           ----------    -------
CURRENT ASSETS
         Cash                                                              $     587        $ --
         Inventory (Note A)                                                    9,143          --
                                                                           ---------        ----
         TOTAL CURRENT ASSETS                                                  9,730        $ --
                                                                           ---------        ----
         TOTAL ASSETS                                                      $   9,730        $ --
                                                                           ---------        ----
                                                                           ---------        ----

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

           Accounts payable                                                $   3,064        $ --
                                                                           ---------        ----
           TOTAL CURRENT LIABILITIES                                           3,064          --
                                                                           ---------        ----
COMMITMENTS AND CONTINGENCIES
           (Note E and G)                                                        --           --
                                                                           ---------        ----
         TOTAL LIABILITIES                                                     3,064          --
                                                                           ---------        ----
STOCKHOLDERS' EQUITY
     Preferred stock, $.00001 par value,
          20,000,000 shares authorized; none issued                              --           --

     Common stock, $.00001, par value, respectively, 50,000,000 shares authorized; 605,432, and 60,584 shares issued and outstanding,
          respectively (Note B and D)                                              6           1
     Additional paid-in capital                                              111,381     100,886
                                                                           ---------        ----
                                                                           ---------        ----
     Less:  stock subscriptions receivable                                       (24)         --
                                                                           ---------        ----
                                                                           ---------        ----
     Deficit accumulated during development stage                           (104,697)   (100,887)
                                                                           ---------        ----
                                                                           ---------        ----
     TOTAL STOCKHOLDERS' EQUITY                                                6,666          --
                                                                           ---------        ----
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                            $   9,730       $  --
                                                                           ---------        ----
                                                                           ---------        ----


The accompanying notes are an integral part of these financial statements.

                                 LONE OAK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                FORMERLY B&E SECURITIES MANAGEMENT COMPANY, INC.
                                 AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)





                                                    For the Years              Cumulative
                                                        Ended                     From
                                                     December 31,            January 17, 1997
                                                   -----------------      (date of inception) to
                                                   1998         1997        December 31, 1998
                                                   ----         ----        -----------------
NET SALES                                         $  --        $  --              $  --

COSTS OF SALES                                       --           --                 --
                                                --------       ------           --------
         GROSS PROFIT                                --           --                 --
SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES                            --           --                 --

LOSS FROM OPERATIONS                                 --           --                 --

OTHER (INCOME) EXPENSE

         Other income                               (80)          --                (80)
         Other expense                              160           --                160

TOTAL OTHER (INCOME) EXPENSE                         80           --                 80

LOSS FROM OPERATIONS BEFORE INCOME TAXES            (80)          --                (80)

INCOME TAXES                                       (800)          --                800

LOSS BEFORE LOSS FROM
DISCONTINUED OPERATIONS                            (880)          --               (880)

DISCONTINUED OPERATIONS
         Loss from Operations of
         Discontinued Subsidiary                 (2,930)          --             (2,930)
                                                --------       ------           --------
NET LOSS                                        $(3,810)       $  --            $(3,810)
                                                ========       ======           ========
EARNINGS PER COMMON SHARE -
BASIC

            Weighted Average Common Shares
            Outstanding                            589,012    60,584
            Net loss per common share - basic:
               Operations                         $   (.00)   $  --
               Discontinued operations                (.01)   $  --
                                                  --------    -----
               Net loss                           $   (.01)   $  --
                                                  ========    =====


The accompanying notes are an integral part of these financial statements.

                                 LONE OAK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                FORMERLY B&E SECURITIES MANAGEMENT COMPANY, INC.
                                 AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                   (UNAUDITED)




                                          Common Stock       Additional                        Stock            Total
                                      ------------------       Paid-In      Accumulated    Subscription     Stockholders'
                                      Shares      Amount       Capital        Deficit       Receivable         Equity
                                      ------      ------     ----------     -----------    ------------
BALANCE, DECEMBER 31, 1996               60,584   $      1    $100,886     $(100,887)       $     --      $      --
Stock conversion (Note B)                    --        --           --            --              --               --
Net loss                                     --        --           --            --              --               --
                                       --------   -------     --------     ---------         --------       ---------
BALANCE, DECEMBER 31, 1997               60,584         1      100,886      (100,887)             --               --
Common stock issued (Note D)            161,408         2           22            --             (24)              --
Common stock issued to acquire
assets of D&E Flight
Simulators, Inc. (Note D)               383,440         3        4,222            --              --            4,225
Contributed capital (Note D)                 --        --        6,251            --              --            6,251
Net loss                                     --        --           --        (3,810)             --           (3,810)
                                       --------   -------     --------     -----------       --------          -------
BALANCE, DECEMBER 31, 1998              605,432   $     6     $111,381     $(104,697)        $   (24)          $6,666
                                        =======   =======     ========     ==========        ========          ======



   The accompanying notes are an integral part of these financial statements.

                                 LONE OAK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                FORMERLY B&E SECURITIES MANAGEMENT COMPANY, INC.,
                                 AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)





                                                           For the                Cumulative
                                                            Years              from January 17,
                                                            Ended                   1997
                                                          December 31,            (date of
                                                         -------------          Inception) to
                                                         1998     1997         December 31, 1998
                                                         ----     ----       -----------------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss from operations                            $ (880)  $  --            $   (880)
    Adjustments to reconcile net loss to net cash
        provided by operating activities:
              Changes in operating assets and
              liabilities:
                  Inventory                                335      --                 335
                  Accounts payable                       3,064      --               3,064
                  Other                                    735      --                 735
                  Loss from discontinued
                   operations                           (2,930)     --              (2,930)
                                                        ------                     --------
NET CASH PROVIDED BY
    OPERATING ACTIVITIES                                   324      --                 324
                                                       -------   ---------         --------

CASH FLOWS FROM INVESTING ACTIVITIES                        --      --                  --
                                                       --------  ---------         --------

NET CASH USED IN INVESTING ACTIVITIES                       --      --                  --
                                                       --------  ---------           --------

CASH FLOWS FROM FINANCING ACTIVITIES
     Issuance of common stock                              263      --                 263
                                                       -------                      -------

NET CASH PROVIDED BY FINANCING ACTIVITIES                  263      --                 263
                                                        ------   ---------          -------

NET INCREASE IN CASH                                       587      --                 587

CASH AT BEGINNING OF PERIOD                                 --      --                  --
                                                       -------   ---------            -------

CASH AT END OF PERIOD                                  $   587   $  --             $   587
                                                       -------   ---------          -------
                                                       -------   ---------          -------



   The accompanying notes are an integral part of these financial statements.

                                 LONE OAK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                FORMERLY B&E SECURITIES MANAGEMENT COMPANY, INC.,
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (UNAUDITED)

A.       ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

ORGANIZATION

     Lone Oak, Inc., a Delaware corporation was incorporated on January 17, 1997. On February 24, 1997, the Company merged with B&E Securities Management Company, Inc., which was then dissolved. B&E Securities Management Company, Inc. was incorporated on January 30, 1969 in the state of Maryland and has not had operations since 1971. As discussed in Note C, the Company acquired 100% of D&E Flight Simulators, Inc., (the "Subsidiary") a flight simulator equipment developer on January 12, 1998. All operations of the Company during 1998 were conducted by D&E Flight Simulators, Inc.

     The Company is a development stage business engaged in the development of flight simulators. Development stage operations for the Company began upon the incorporation of Lone Oak, Inc. on January 17, 1997.

PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of Lone Oak, Inc., and its wholly-owned subsidiary, D&E Flight Simulators, Inc. (collectively, the "Company"). Material intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     The Company considers all investments with a maturity of three months or less to be cash equivalents.

INVENTORY

     Inventory is stated at the lower of cost or market on the first-in, first-out (FIFO) method. Inventory consists of one completed flight simulator and parts.

                                 LONE OAK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                FORMERLY B&E SECURITIES MANAGEMENT COMPANY, INC.,
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (UNAUDITED)

A.      ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

INCOME TAXES

     Income taxes are provided using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS
     109), "Accounting for Income Taxes." A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

LOSS PER SHARE

     The computation of loss per share of common stock is computed by dividing net loss for the period by the weighted average number of common shares outstanding during that period. The Company's presentation of diluted earnings per share is the same as that of basic earning per share.

REVENUE RECOGNITION

     Revenue from the sale of products is recognized at the time such products are shipped to the customers and revenue from services are recognized when such services are rendered.

B.       BUSINESS COMBINATION:

     On February 24, 1997, the Company merged with B&E Securities Management Company, Inc. The merger was accomplished through a stock for stock transaction in which all 908,767 common stock shares at $.01 par value of B&E Securities Management Company, Inc. were canceled and 60,584 shares at $.00001 par value of Lone Oak, Inc. common stock were issued. The transaction was accounted for as a reverse merger (recapitalization). The financial statements, as presented, reflect the results of operations of B&E Securities Management Company, Inc., prior to the merger with Lone Oak, Inc.

C.       ACQUISITION:

     On January 12, 1998, the Company acquired all outstanding shares of D&E Flight Simulators, Inc. in exchange for shares of Lone Oak, Inc. The Company issued 383,440 shares of stock to acquire 100% of D&E Flight Simulators, Inc. D&E Flight Simulators, Inc. had net assets which primarily consisted of inventory and computer equipment valued at $3,169 at the acquisition date. D&E Flight Simulators, Inc. is 50% owned by a relative of an officer and majority stockholder of Lone
     Oak, Inc. The acquisition was accounted for using the purchase method of accounting. The consolidated financial statements include the results of operations of D&E Flight Simulators, Inc. from the date of acquisition (January 12, 1998) to

                                 LONE OAK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                FORMERLY B&E SECURITIES MANAGEMENT COMPANY, INC.,
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (UNAUDITED)

C.       ACQUISITION: (CONTINUED)

     December 31, 1998. Prior to January 12, 1998, D&E Flight Simulators, Inc. had not begun operating activity, and, therefore, the consolidated financial statements of Lone Oak, Inc., shown pro forma, would not change.

D.       STOCKHOLDERS' EQUITY:

     On January 12, 1998, the majority stockholders of Lone Oak, Inc. approved the sale of 161,408 shares of common stock at .00015, or $24, to the majority stockholder of the Company. Additionally, on January 12, 1998, as discussed in Note C, the majority stockholders of Lone Oak, Inc. approved the issuance of 383,400 shares of common stock to acquire all assets of D&E Flight Simulators, Inc.

     During 1998, each of the Company's major stockholders purchased inventory or paid expenses on behalf of D&E Flight Simulators, Inc. which was classified as additional paid in capital.

     The Company's Board of Directors may, without further action by the Company's stockholders, from time to time, direct the issuance of any authorized but unissued or unreserved shares of Preferred Stock in series and may, at the time of issuance, determine the rights, performances and limitations of each series. The holders of Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of the Common Stock. The Board of Directors could issue Preferred Stock with voting and other rights that could adversely affect the voting power of the holders of Common Stock and could have certain anti-takeover effects.

E.       GOING CONCERN:

     The Company is in the developmental stage of operations and has yet to generate significant revenue or equity. These conditions raise substantial doubt about the ability of the Company to continue as a going concern. Management believes the sale of flight simulator equipment will generate sufficient working capital through operations. Currently, the Company is awaiting approval by the Federal Aviation Administration for their product to be used in flight schools. Accordingly, the Company is dependent upon its ability to achieve profitable operations and generate sufficient cash flows from the sale of flight simulators. The Company plans to eliminate the going concern uncertainty by raising the necessary additional funds in the form of debt or equity financing.

                                 LONE OAK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                FORMERLY B&E SECURITIES MANAGEMENT COMPANY, INC.,
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (UNAUDITED)


F.       SUPPLEMENTARY CASH FLOW INFORMATION:

     Supplemental disclosures of cash flow information for the years ended December 31, 1998 and 1997 are summarized as follows:


                                                               1998      1997
                                                               ----      ----
          Cash paid for interest and income taxes:
                   Interest                                    $  -      $  -
                   Income Taxes                                  800        -



     Non-cash investing and financing activities are as follows:

     During the year ended December 31, 1998, the Company acquired $3,962 in assets in the acquisition of D&E Flight Simulators, Inc. for common stock.

     During the year ended December 31, 1998, the Company issued common stock in exchange for stock subscriptions receivable amounting to $24.

     During 1998, the majority stockholders contributed an additional $6,251 in capital in the form of inventory purchases.

G.       COMMITMENTS:

     In December 1997, D&E Flight Simulators, Inc. (D&E) entered into a licensing agreement with Simpkins Design Group, Inc. (Simpkins) allowing D&E to manufacture, market and sell the FLY-IT general aviation control panel for a period of five years. The agreement calls for Simpkins to supply the FLY-IT controller to D&E or the specific components by which to manufacture it. D&E agrees to pay $50 to Simpkins for each unit of the FLY-IT sold or used. Additionally, D&E is restricted to selling the units between $795 and $1,000.

H.       RELATED PARTY TRANSACTIONS:

     D&E Flight Simulators, Inc. conducts transactions with J. Bright Henderson Art Gallery (JBH) which is owned by the President of the Company. JBH provides credit card processing of sales transactions, labor for the manufacture of flight simulators and packing and shipping for units sold. During the years ended December 31, 1998 and 1997 the Company incurred $7,165 and $0, in expense for these services, respectively. Additionally, the Company had an accounts payable balance of $639 to JBH at December 31, 1998.

                                 LONE OAK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                FORMERLY B&E SECURITIES MANAGEMENT COMPANY, INC.,
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (UNAUDITED)

I.          INCOME TAXES

     For income tax purposes, the Company has a net operating loss carryfoward ("NOL") at December 31, 1998 of approximately $3,200 expiring in 2013 if not offset against future federal taxable income. There may be certain limitations as to the future annual use of the NOLs due to certain changes in the Company's ownership.

     Income tax benefit attributable to net loss differed from the amounts computed by applying the statutory Federal Income tax rate applicable for each period as a result of the following:


          Computed "expected" tax benefit                                $ 1,100
          Decrease in tax benefit resulting from net
          operating loss for which no benefit is currently
          available                                                       (1,100)
                                                                         -------
                                                                         $     -


     The Company had deferred tax assets of approximately $1,100 at December 31, 1998, resulting primarily from net operating loss carryforwards. The deferred tax assets have been fully offset by a valuation allowance resulting from the uncertainty surrounding their future realization.

J.         SUBSEQUENT EVENTS

     In March 1999, the Board of Directors and Stockholders approved a 1 for 15 reverse split of the Company's common stock to be effective March 26, 1999. All share and per share data have been retroactively restated to reflect this recapitalization.

                               POLITICS.COM, INC.
                            (FORMERLY LONE OAK, INC.)
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Unaudited Balance Sheet as of June 30, 1999.............................................................
Unaudited Statement of Operations for the six months ended June 30, 1999 and 1998.......................
Unaudited Statement of Changes in Stockholders' Equity for the six months ended June 30, 1999...........
Unaudited Statement of Cash Flows for the six months ended June 30, 1999 and 1998.......................
Notes to Financial Statements...........................................................................






These Financial Statements are included in this registration statement because they are the most recent interim financial statements prior to the reverse acquisition (recapitalization) of Lone Oak, Inc. by Politics.com, Inc., a Nevada corporation.




The consolidated interim financial statements of Politics.com, Inc. (formerly Lone Oak, Inc.) as of September 30, 1999 are included elsewhere in this registration statement.

                               POLITICS.COM, INC.
                            (FORMERLY LONE OAK, INC.)
                        (A DEVELOPMENT STAGE ENTERPRISE)
                                  BALANCE SHEET
                                  JUNE 30, 1999
                                   (Unaudited)


ASSETS

Current Assets:
  Cash                                                        $ 94,000
  Escrow Funds                                                   5,000
                                                          ------------

Total Assets                                                  $ 99,000
                                                          ------------
                                                          ------------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts Payable                                            $ 44,692
                                                            ----------
         Total Current Liabilities                              44,692

Stockholders' Equity:
  Preferred Stock, $.00001 Par Value; 20,000,000 Shares
    Authorized, None Issued                                         -
  Common Stock, $.00001 Par Value; 50,000,000 Shares
    Authorized, 2,091,475 Shares Issued and Outstanding             21
  Additional Paid-In Capital                                   195,948
  Deficit Accumulated in the Development Stage                (141,661)
                                                            ----------

         Total Stockholders' Equity                             54,308
                                                            ----------
Total Liabilities and Stockholders' Equity                  $   99,000
                                                            ==========



The accompanying notes are an integral part of the financial statements.

                               POLITICS.COM, INC.
                            (FORMERLY LONE OAK, INC.)
                        (A DEVELOPMENT STAGE ENTERPRISE)
                             STATEMENT OF OPERATIONS
                                   (Unaudited)


                                                                                                   Cumulative
                                                                                                       From
                                                                     Six Months Ended           January 17, 1997
                                                                          June 30,                 (Inception)
                                                              -------------------------------           To
                                                                   1999              1998          June 30, 1999
                                                              ------------       ------------    -----------------


Revenues                                                      $     -            $     -         $       -
                                                              ------------       ------------    ------------------

Costs and Expenses:

  Selling, General and Administrative Expenses                   42,403               40              43,283
                                                              ------------       ------------    ------------------

Loss before Discontinued Operations                             (42,403)             (40)            (43,283)
                                                              ------------       ------------    ------------------

Discontinued Operations:
  Loss from Operations of Discontinued Subsidiary                (2,783)          (1,833)             (5,713)
  Gain on Sale of Discontinued Subsidiary                         5,000               -                5,000
                                                              ------------       ------------    ------------------
  Net Gain (Loss) from Discontinued Operations                    2,217           (1,833)               (713)
                                                              ------------       ------------    ------------------

Net Loss                                                      $ (40,186)         $(1,873)        $   (43,996)
                                                              ------------       ------------    ------------------
                                                              ------------       ------------    ------------------

Earnings Per Common Share - Basic:
  Weighted Average Common Shares Outstanding                  1,402,594          572,320
                                                              ------------       ------------
                                                              ------------       ------------

  Net Loss Per Common Share - Basic:
    Operations                                                $    (.03)         $  (.00)
    Discontinued operations                                         .00             (.00)
                                                              --------------    -------------
         Net Loss                                             $    (.03)         $  (.00)
                                                              --------------    -------------
                                                              --------------    -------------



The accompanying notes are an integral part of the financial statements.

                               POLITICS.COM, INC.
                            (FORMERLY LONE OAK, INC.)
                        (A DEVELOPMENT STAGE ENTERPRISE)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                  FOR THE PERIOD OF INCEPTION TO JUNE 30, 1999
                                   (Unaudited)


                                                                             Deficit
                                                         Additional        Accumulated        Stock
                                            Common         Paid-In        In Development   Subscription
                                             Stock         Capital            Stage         Receivable              Total
                                          -----------    -----------   ------------------------------------------------------


Balance, January 17, 1997                  $     1        $100,886         $(100,887)         $       -         $       -
                                           -------        --------         ---------          ---------         ---------
Stock conversion                                 -               -                 -                  -                 -

Net loss                                         -               -                 -                  -                 -
                                           -------        --------         ---------          ---------         ---------
Balance, December 31, 1997                       1         100,886          (100,887)                 -                 -

Common stock issued                              2              22                 -                (24)                -

Common stock issued to acquire
assets of D&E Flight Simulators,
Inc.                                             3           4,222                 -                  -             4,225

Contributed capital                              -           6,251                 -                  -             6,251

Net loss                                         -           -                (3,810)                 -            (3,810)
                                           -------        --------         ---------          ---------         ---------
Balance, December 31, 1998                 $     6        $111,381         $(104,697)         $     (24)        $   6,666

Balance, January 1, 1999                   $     6        $111,381         $(104,697)         $     (24)        $   6,666

Payment Received                                 -           -                 -                     24                24

Sale of 1,484,375 Shares
  of Common Stock                               15          94,985             -                     -             95,000

Net Loss for the Period                          -           -               (40,186)                -            (40,186)

Sale of Subsidiary                               -         (10,418)            3,222                 -             (7,196)
                                           -------        --------         ---------          ---------         ---------
Balance, June 30, 1999                     $    21        $195,948         $(141,661)         $      -          $  54,308



The accompanying notes are an integral part of the financial statements.

                               POLITICS.COM, INC.
                            (FORMERLY LONE OAK, INC.)
                        (A DEVELOPMENT STAGE ENTERPRISE)
                             STATEMENT OF CASH FLOWS
                                   (Unaudited)



                                                                               Cumulative
                                                                                 From
                                                      Six Months Ended      January 17, 1997
                                                           June 30,           (Inception)
                                                      ------------------          To
                                                      1999          1998     June  30, 1999
                                                      ----          ----     --------------

Cash Flows from Operating Activities:
  Net Loss from Operations                            $(42,403)   $    (40)   $(43,283)
  Adjustments to Reconcile Net Loss from Operations
    to Net Cash Provided by Operating Activities
  Changes in Operating Assets and Liabilities:
    Decrease in Inventories                               --          --           147
    Increase in Accounts Payable                        44,692        --        47,168
    Other                                                 --         1,610         335
  Loss from Discontinued Operations                     (2,783)     (1,833)     (5,125)
  Gain on Sale of Discontinued Operations                5,000        --         5,000
                                                      --------    --------    --------
Net Cash Provided (Used) by Operating Activities         4,506        (263)      4,242

Cash Flows from Investing Activities:
  Increase in Escrow Funds                              (5,000)       --        (5,000)
  Disposition of Subsidiary, Net of Cash                (1,117)       --          (529)
                                                      --------    --------    --------
Net Cash (Used) by Financing Activities                 (6,117)       --        (5,529)

Cash Flows from Financing Activities:
  Payment of Stock Subscription Receivable                  24        --            24

  Proceeds from Sale of Common Stock                    95,000         263      95,263
                                                      --------    --------    --------
Net Cash Provided by Financing Activities               95,024         263      95,287

Increase in Cash                                        93,413        --        94,000

Cash - Beginning                                           587        --          --
                                                      --------    --------    --------
Cash - Ending                                         $ 94,000    $   --      $ 94,000

Supplemental Cash Flow Information:

  Cash Paid for Interest                              $   --      $   --      $   --


  Cash Paid for Income Taxes                          $   --      $   --      $    800



The accompanying notes are an integral part of the financial statements.

                               POLITICS.COM, INC.
                            (FORMERLY LONE OAK, INC.)
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 1999
                                   (Unaudited)

NOTE 1 - UNAUDITED FINANCIAL STATEMENTS

         In the opinion of the Company, the accompanying unaudited financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the results of operations for the periods indicated.

         Results of operations for interim periods are not necessarily indicative of the results of operations for a full year.

         Certain items in these financial statements have been reclassified to conform to the current period presentation.


NOTE 2 - SALE OF SUBSIDIARY

         On April 30, 1999, the Company sold 100% of the outstanding common shares of its wholly-owned subsidiary, D&E Flight Simulators, Inc., for $5,000. Escrow funds represents the amount receivable from this transaction. These escrow funds were paid to the Company in July 1999.

NOTE 3 - STOCKHOLDERS' EQUITY

         REVERSE SPLIT

         In March 1999, the Board of Directors and stockholders approved a 1 for 15 reverse split of the Company's common stock to be effective March 26, 1999. All share and per share data have been retroactively restated to reflect this recapitalization.

         COMMON STOCK

         In March 1999, the Company sold privately 1,484,375 shares of common stock for gross proceeds of $95,000.

                               POLITICS.COM, INC.
                            (FORMERLY LONE OAK, INC.)
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 1999
                                   (Unaudited)

NOTE 4 - SUBSEQUENT EVENTS

         On July 27, 1999, the Company acquired all of the issued and outstanding common stock of Politics.com, Inc, a Nevada Corporation ("Politics-Nevada"). In connection with this transaction, the Company issued 7,000,000 shares of its common stock directly to the stockholders of Politics-Nevada in exchange for all of Politics-Nevada's 7,000,000 issued and outstanding common shares. The exchange resulted in Politics-Nevada stockholders holding a larger portion of the voting rights of the Company than was held after the acquisition by the persons who were the Company's stockholders prior to the acquisition. As a result of the acquisition, Politics-Nevada became a wholly-owned subsidiary of the Company. In connection with this transaction, the Company changed its name to Politics.com, Inc., a Delaware corporation.

         On July 27, 1999, the Company adopted the 1999 Combination Stock Option Plan (the "Plan") which reserves for issuance 2,000,000 shares of common stock under both non-qualified and incentive stock options. As of September 15, 1999 options to purchase 1,525,000 shares of common stock were outstanding or committed for issuance.

         The Company has agreed to pay its President an annual base salary of $200,000 effective September 7, 1999 for a three year period. In addition, the Company intends to pay its President a bonus of up to 50% of the annual base salary upon the achievement of specified company objectives. The Company has agreed to grant to its President options to purchase 840,000 shares of common stock at an exercise price of $2.00 per share, such options to become exercisable as follows: 315,000 options immediately, and the remaining 525,000 options in six equal semi-annual installments commencing June 30, 2000.

         From August to October 1999 the Company sold 141,000 shares of common stock for gross proceeds of $423,000 to private investors.



         Brian Wadsworth, who served as our interim President from July 1999 until September 7, 1999, currently serves as a consultant to the Company on a month to month basis for monthly compensation of $10,500. The 330,000 options that were granted to Mr. Wadsworth while he was president continue to vest in accordance with their terms.

                    POLITICS.COM, INC., A NEVADA CORPORATION
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



Report of Independent Accountants...........................................................................
Balance Sheet as of June 30, 1999...........................................................................
Statements of Operations for the period March 23, 1999 (inception) to June 30, 1999.........................
Statement of Changes in Stockholders' Equity for the period March 23, 1999 (inception) to June 30, 1999.....
Statement of Cash Flows for the period March 23, 1999 (inception) to June 30, 1999..........................
Notes to Financial Statements...............................................................................


REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders
Politics.com, Inc.

We have audited the accompanying balance sheet of Politics.com, Inc. (A Development Stage Enterprise) as of June 30, 1999, and the related statements of operations, changes in stockholders' equity, and cash flows for the period March 23, 1999 (Inception) to June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Politics.com, Inc. as of June 30, 1999, and the results of its operations and its cash flows for the period March 23, 1999 (Inception) to June 30, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred a net loss since inception and has had no revenues and has a working capital deficiency at June 30, 1999. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in
Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                              WOLINETZ, GOTTLIEB & LAFAZAN, P.C.



Rockville Centre, New York
July 7, 1999  (Except for Note 8, as to
         which the date is July 27, 1999)

                               POLITICS.COM, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                                  BALANCE SHEET
                                  JUNE 30, 1999


                                     ASSETS

Current Assets:
  Cash                                                                        $   3,057
  Deposits                                                                       18,333
  Prepaid Expenses                                                               15,000
                                                                              ---------

         Total Current Assets                                                    36,390

Intangibles - Internet Domain Names                                             151,000
                                                                              ---------

Total Assets                                                                  $ 187,390
                                                                              ---------
                                                                              ---------

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts Payable                                                            $  16,227
  Note Payable - Related Party                                                  151,000
  Loans Payable - Related Party                                                     786
                                                                              ---------
         Total Current Liabilities                                              168,013
                                                                              ---------
Commitments and Contingencies
Stockholders' Equity:
  Common Stock, $.001 Par Value; 50,000,000 Shares
    Authorized, 7,000,000 Shares Issued and Outstanding                           7,000
  Additional Paid-In Capital                                                    137,100
  Deficit Accumulated in the Development Stage                                 (124,723)
                                                                              ---------

         Total Stockholders' Equity                                              19,377
                                                                              ---------

Total Liabilities and Stockholders' Equity                                    $ 187,390
                                                                              ---------
                                                                              ---------


The accompanying notes are an integral part of the financial statements.

                               POLITICS.COM, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                             STATEMENT OF OPERATIONS
           FOR THE PERIOD MARCH 23, 1999 (INCEPTION) TO JUNE 30, 1999




Revenues                                         $    --
                                                 ---------

Costs and Expenses:

  Selling, General and Administrative Expenses     107,723

  Website Development Costs                         17,000
                                                 ---------

         Total Costs and Expenses                  124,723
                                                 ---------

Net Loss                                         $(124,723)
                                                 ---------
                                                 ---------

Earnings Per Common Share - Basic:

  Weighted Average Common Shares Outstanding        79,800
                                                 ---------
                                                 ---------

  Net Loss Per Common Share - Basic              $   (1.56)
                                                 ---------
                                                 ---------



The accompanying notes are an integral part of the financial statements.

                               POLITICS.COM, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
           FOR THE PERIOD MARCH 23, 1999 (INCEPTION) TO JUNE 30, 1999


                                                                         Deficit
                                                                       Accumulated
                               Common Stock                              In The
                            ---------------------        Additional    Development
                            Shares         Amount     Paid-in Capital     Stage          Total
                            ------         ------     ---------------  -----------       -----

Balance - Beginning               --       $    --       $    --       $    --        $    --

Sale of Common Stock            10,000            10            90          --              100

Issuance of Common Stock
  Upon Conversion of
  Indebtedness               6,990,000         6,990       137,010          --          144,000

Net Loss for the Period           --            --            --        (124,723)      (124,723)
                             ---------     ---------     ---------     ---------      ---------

Balance - Ending             7,000,000     $   7,000     $ 137,100     $(124,723)     $  19,377
                             ---------     ---------     ---------     ---------      ---------
                             ---------     ---------     ---------     ---------      ---------



The accompanying notes are an integral part of the financial statements.

                               POLITICS.COM, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                             STATEMENT OF CASH FLOWS
           FOR THE PERIOD MARCH 23, 1999 (INCEPTION) TO JUNE 30, 1999



Cash Flows from Operating Activities:
  Net Loss                                              $(124,723)
  Changes in Operating Assets and Liabilities:
    (Increase) in Prepaid Expenses                        (15,000)
    Increase in Accounts Payable                           16,227
                                                        ---------
Net Cash (Used) by Operating Activities                  (123,496)
                                                        ---------

Cash Flows from Investing Activities:

  Purchase of Intangibles                                (151,000)
  Deposits Paid                                          ( 18,333)
                                                        ---------
Net Cash (Used) by Investing Activities                  (169,333)
                                                        ---------

Cash Flows from Financing Activities:

  Proceeds from Borrowings from Related Party             144,786
  Sale of Common Stock                                        100
  Issuance of Note Payable - Related Party                151,000
                                                        ---------
Net Cash Provided by Financing Activities                 295,886
                                                        ---------

Increase in Cash                                            3,057

Cash - Beginning                                             --
                                                        ---------

Cash - Ending                                           $   3,057
                                                        ---------
                                                        ---------

Supplemental Disclosure of Cash Information:

  Cash Paid for Interest                                $    --
                                                        ---------
                                                        ---------

  Cash Paid for Income Taxes                            $    --
                                                        ---------
                                                        ---------

Non-Cash Financing Activities:
  Issuance of 6,990,000 Shares of Common Stock upon
    Conversion of Indebtedness                          $ 144,000
                                                        ---------
                                                        ---------



The accompanying notes are an integral part of the financial statements.

                               POLITICS.COM, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 1999

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

         Politics.com, Inc. ("the Company") was incorporated on March 23, 1999 in the State of Nevada. The Company is a development stage enterprise that intends to be a global Internet media company, offering a branded network of information, communication, entertainment, community and commerce services with a common theme of Politics. The Company has selected December 31 as its fiscal year.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise. The Company has had no revenues and has incurred a net loss of approximately $125,000 since inception and its current liabilities exceed its current assets by approximately $132,000. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Continuation of the Company is dependent on (i) its exiting the development stage, (ii) achieving sufficiently profitable operations and (iii) obtaining adequate financing. These financial statements do not reflect any adjustments relating to the recoverability and classification of asset carrying amounts and classification of liabilities should the Company be unable to continue as a going concern.


         In connection with the above, the Company acquired Lone Oak, Inc. on July 27, 1999 (see Note 7) by means of a reverse acquisition (recapitalization). The Company has not had any operating revenues and has been funding its operations through debt and equity financings. The Company will need to continue to fund its operations in this manner until it achieves sufficiently profitable operations. The Company plans to eliminate the going concern uncertainty by raising additional funds in the amount of approximately $4.5 million though debt and/or equity financings. The achievement and/or success of these planned measures, however, cannot be determined at this time.



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

                               POLITICS.COM, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 1999

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         WEBSITE DEVELOPMENT COSTS

         Website development costs are expensed as incurred.

         RESEARCH AND DEVELOPMENT COSTS

         Research and development costs are expensed as incurred.

         REVENUE RECOGNITION

         Revenues, consisting principally of advertising and electronic commerce revenues will be recognized as the services are performed or when the goods are delivered. Deferred revenues will consist primarily of prepaid advertising and electronic commerce fees.

         INTANGIBLES

         Intangibles consist of the cost of certain Internet Domain Names. These intangibles will be amortized using the straight-line method over periods ranging from three to four years. The Company periodically reviews intangible assets to determine if any impairment exists based upon projected, undiscounted net cash flows of the related business. As of June 30, 1999, in the opinion of management, there has been no such impairment. The Internet Domain Names are "politics.com", "elections.com" and "gop.com".

         INCOME TAXES

         The Company records deferred income taxes using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and income tax bases of the Company's assets and liabilities. An allowance is recorded, based upon currently available information, when it is more likely than not that any or all of the deferred tax asset will not be realized. The provision for income taxes includes taxes currently payable, if any, plus the net change during the year in deferred tax assets and liabilities recorded by the Company.

         SOFTWARE DEVELOPMENT COSTS

         SFAS No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" requires software development costs to be capitalized upon the establishment of technological feasibility. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgement by management with respect to certain external factors such as anticipated future revenue, estimated economic life, and changes in software and hardware technologies. As of June 30, 1999, the Company has not capitalized any software development costs.

                               POLITICS.COM, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 1999

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         STOCK-BASED COMPENSATION

         The Company accounts for stock-based compensation to its employees using the intrinsic value method, which requires the recognition of compensation expense over the vesting period of the options when the exercise price of the stock option granted is less than the fair value of the underlying common stock. Additionally, the Company provides pro forma disclosure of net loss and loss per share as if the fair value method had been applied in measuring compensation expense for stock options granted. Stock-based compensation related to options granted to non-employees is recognized using the fair value method.

         LOSS PER SHARE

         The computation of loss per share of common stock is computed by dividing net loss for the period by the weighted average number of common shares outstanding during that period.

         FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying value of the Company's financial instruments, including cash, accounts payable and notes and loans payable approximated fair value because of the short maturity of these instruments.

NOTE 3 - NOTE PAYABLE - RELATED PARTY

         Note payable to the Company's Chairman of the Board is payable on demand with interest at 10% per annum. Such note was issued as consideration for the purchase of internet domain names.


NOTE 4 - STOCKHOLDERS' EQUITY

         COMMON STOCK

         On March 24, 1999 the Company sold 10,000 shares of common stock at $.01 per share for gross proceeds of $100 as part of its initial capitalization.


         Pursuant to the approval of the Company's Board of Directors, on June 30, 1999 the Company issued 6,990,000 shares of common stock to two individuals, one of whom is an officer and one of whom is a majority stockholder and an officer of the Company, as conversion of indebtedness of the Company in the amount of $144,000.

                               POLITICS.COM, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 1999

Note 5 - INCOME TAXES

         For income tax purposes, the Company has a net operating loss carryforward ("NOL") at June 30, 1999 of approximately $124,000 expiring in 2014 if not offset against future federal taxable income. There may be certain limitations as to the future annual use of the NOLs due to certain changes in the Company's ownership.

         Income tax benefit attributable to net loss differed from the amounts computed by applying the statutory Federal Income tax rate applicable for each period as a result of the following:


         Computed "expected" tax benefit                               $ 42,000
         Decrease in tax benefit resulting from net operating
         loss for which no benefit is currently available               (42,000)
                                                                      ---------
                                                                       $      -
                                                                      ---------
                                                                      ---------


         The Company had deferred tax assets of approximately $42,000 at June 30, 1999, resulting primarily from net operating loss carryforwards. The deferred tax assets have been fully offset by a valuation allowance resulting from the uncertainty surrounding the future realization of the net operating loss carryforwards.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

         The Company has entered into an agreement with an employee of the Company to purchase an Internet Domain Name and certain associated assets. Total consideration will be $55,000 payable in three equal monthly installments. At June 30, 1999, the Company paid the first installment of $18,333, which has been reported as a deposit on the balance sheet, subject to conveyance of title to the Company.

NOTE 7 - YEAR 2000 CONSIDERATIONS

         The "Year 2000" problem relates to computer systems that have time and date-sensitive programs that were designed to read years beginning with "19", but may not properly recognize the year 2000. If a computer system or software application used by the Company or a third party dealing with the Company fails because of the inability of the system or application to properly read the year 2000 the results could have a material adverse effect on the Company.

         The Company believes that when acquired its computer system will be Year 2000 compliant. However, the Company is dependent on third party vendors. Failures and interruptions, if any, resulting from the inability of certain computing systems of third party vendors to recognize the Year 2000 could have a material adverse effect on the Company's results of operations. There can be no assurance that the Year 2000 issue can be resolved by any of such third parties prior to the upcoming change in the century. Although the Company may incur substantial costs, as a result of such third party service providers correcting Year 2000 issues, such costs are not sufficiently certain to estimate at this time.

                               POLITICS.COM, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 1999

NOTE 8 - SUBSEQUENT EVENTS

         On July 27, 1999, Lone Oak, Inc., a Delaware corporation ("Lone Oak"), acquired all of the issued and outstanding common stock of the Company. In connection with this transaction, Lone Oak issued 7,000,000 shares of its common stock directly to the stockholders of the Company in exchange for all of the Company's 7,000,000 issued and outstanding common shares. The exchange resulted in the Company's stockholders holding a larger portion of the voting rights of Lone Oak than was held after the acquisition by the persons who were Lone Oak stockholders prior to the acquisition. As a result of the acquisition, the Company became a wholly owned subsidiary of Lone Oak. In connection with the transaction, Lone Oak changed its name to Politics.com, Inc., a Delaware corporation.

                   POLITICS.COM, INC., A DELAWARE CORPORATION
                            (FORMERLY LONE OAK, INC.)
              INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


Unaudited Consolidated Balance Sheet as of September 30, 1999...........................................
Unaudited Consolidated Statement of Operations for the period March 23, 1999 (inception) to September
30, 1999................................................................................................
Unaudited Statement of Changes in Stockholders' Deficit for the period March 23, 1999 (inception) to
September 30, 1999......................................................................................
Unaudited Statement of Cash Flows for the period March 23, 1999 (inception) to September 30, 1999.......
Notes to  Consolidated Financial Statements.............................................................


                               POLITICS.COM, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                           CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1999
                                   (Unaudited)


                                     ASSETS

Current Assets:
  Cash                                                          $    20,346
  Prepaid Expenses                                                    8,409
                                                                -----------
         Total Current Assets                                        28,755

Intangibles - Internet Domain Names (Net of Accumulated
  Amortization of $15,639)                                          190,361

Security Deposit                                                     35,000
                                                                -----------

Total Assets                                                    $   254,116
                                                                -----------
                                                                -----------

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
  Accounts Payable                                              $   619,236
  Note Payable - Related Party                                      151,000
  Loans Payable - Related Parties                                   290,786
                                                                -----------

         Total Current Liabilities                                1,061,022
                                                                -----------

Commitments and Contingencies

Stockholders' Deficit:
  Preferred Stock, $.00001 Par Value; 20,000,000 Shares
    Authorized , None Issued                                           --
  Common Stock, $.00001 Par Value; 50,000,000 Shares
    Authorized, 9,136,975 Shares Issued and Outstanding                  92
  Additional Paid-In Capital                                      8,146,174
  Deficit Accumulated in the Development Stage                   (4,528,847)
  Deferred Compensation                                          (4,424,325)
                                                                 ----------
         Total Stockholders' Deficit                             (  806,906)
                                                                 ----------
Total Liabilities and Stockholders' Deficit                     $   254,116
                                                                 ----------
                                                                 ----------



The accompanying notes are an integral part of the financial statements.

                               POLITICS.COM, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                      CONSOLIDATED STATEMENT OF OPERATIONS
         FOR THE PERIOD MARCH 23, 1999 (INCEPTION) TO SEPTEMBER 30, 1999
                                   (Unaudited)


Revenues                                           $      --
                                                   -----------
Costs and Expenses:

  Selling, General and Administrative Expenses       3,961,634

  Website Development Costs                            545,354

  Interest Expense                                       6,220

  Amortization                                          15,639
                                                        ------

         Total Costs and Expenses                    4,528,847
                                                     ---------

Net Loss                                           $(4,528,847)
                                                   -----------
                                                   -----------
Earnings Per Common Share - Basic:

  Weighted Average Common Shares Outstanding         4,067,663
                                                   -----------
                                                   -----------

  Net Loss Per Common Share - Basic                $     (1.11)
                                                   -----------
                                                   -----------



The accompanying notes are an integral part of the financial statements.

                               POLITICS.COM, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
         FOR THE PERIOD MARCH 23, 1999 (INCEPTION) TO SEPTEMBER 30, 1999
                                   (Unaudited)


                                                                                  Deficit
                                                                                 Accumulated
                                                                  Additional       In The
                                           Common Stock             Paid-In      Development        Deferred
                                       -------------------
                                       Shares       Amount          Capital         Stage         Compensation         Total
                                       ------       ------          -------         -----         ------------         -----


Balance - Beginning                      --       $      --       $      --       $      --        $      --        $      --

Sale of Politics-Nevada
  Common Stock                         10,000            --               100            --               --                100

Issuance of Politics-Nevada
  Common Stock Upon
  Conversion of Indebtedness        6,990,000              70         143,930            --               --            144,000

Effect of Reverse Acquisition       2,091,475              21          65,645            --               --             65,666

Sale of Common Stock, Net of
  Offering Costs                       45,500               1          76,499            --               --             76,500

Deferred Compensation                    --              --         4,424,325            --         (4,424,325)            --

Stock Based Compensation                 --              --         3,435,675            --               --          3,435,675

Net Loss for the Period                  --              --              --        (4,528,847)            --         (4,528,847)
                                    ---------     -----------     -----------     -----------      -----------      -----------

Balance - Ending                    9,136,975     $        92     $ 8,146,174     $(4,528,847)     $(4,424,325)     $  (806,906)
                                    ---------     -----------     -----------     -----------      -----------      -----------
                                    ---------     -----------     -----------     -----------      -----------      -----------



The accompanying notes are an integral part of the financial statements.

                               POLITICS.COM, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                      CONSOLIDATED STATEMENT OF CASH FLOWS
         FOR THE PERIOD MARCH 23, 1999 (INCEPTION) TO SEPTEMBER 30, 1999
                                   (Unaudited)



Cash Flows from Operating Activities:
  Net Loss                                              $(4,528,847)
  Adjustment to Reconcile Net Loss to Net Cash
    Used by Operating Activities:
      Amortization                                           15,639
      Stock Based Compensation                            3,435,675
      Changes in Operating Assets and Liabilities:
      Increase in Prepaid Expenses                       (    8,409)
      Increase in Security Deposits                      (   35,000)
      Increase in Accounts Payable                          619,236
                                                         ----------
         Net Cash Used by Operating Activities:          (  501,706)
                                                         ----------

Cash Flows from Investing Activities:
  Purchase of Intangibles - Internet Domain Names        (  206,000)
  Net Assets Acquired in Reverse Acquisition                 65,666
                                                             ------
         Net Cash Used by Investing Activities           (  140,334)
                                                         ----------
Cash Flows from Financing Activities:
  Sale of Common Stock - Private Offering                   136,500
  Expenses of Private Offering                           (   60,000)
  Proceeds of Borrowings from Related Party                 144,786
  Sale of Common Stock - Related Party                          100
  Issuance of Note Payable - Related Party                  151,000
  Proceeds of Loans Payable - Related Parties               290,000
                                                            -------
         Net Cash Provided by Financing Activities          662,386
                                                            -------
Increase in Cash                                             20,346
Cash - Beginning of Period                                     --
                                                         ----------
Cash - End of Period                                    $    20,346
                                                         ----------
                                                         ----------
Supplemental Disclosure of Cash Information:
  Cash Paid for Interest                                $      --
                                                         ----------
                                                         ----------
  Cash Paid for Income Taxes                            $      --
                                                         ----------
                                                         ----------
Non-Cash Financing Activities:
  Issuance of 6,990,000 Shares of Common Stock Upon
    Conversion of Indebtedness                          $   144,000
                                                        -----------
                                                        -----------



The accompanying notes are an integral part of the financial statements.

                               POLITICS.COM, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (Unaudited)

NOTE 1 - ORGANIZATION

         On July 27, 1999, Lone Oak, Inc., a Delaware corporation ("Lone Oak"), acquired all of the issued and outstanding common stock of Policitcs.com, Inc., a Nevada corporation ("Politics-Nevada"). In connection with this transaction, Lone Oak issued 7,000,000 shares of its common stock directly to the stockholders of Politics-Nevada in exchange for all of Politics-Nevada's 7,000,000 issued and outstanding common shares. The exchange resulted in Politics-Nevada's stockholders holding a larger portion of the voting rights of Lone Oak than was held after the acquisition by the persons who were Lone Oak's stockholders prior to the acquisition. The transaction has been treated for accounting purposes as a reverse acquisition (purchase) with Politics-Nevada being the acquirer and Lone Oak being the acquired company. Consequently, only the historical operations of Politics-Nevada are presented for periods through July 27, 1999. As a result of the acquisition, Politics-Nevada became a wholly-owned subsidiary of Lone Oak. In connection with this transaction, Lone Oak changed its name to Politics.com, Inc., a Delaware Corporation ("Politics-Delaware").

         Politics-Nevada was incorporated on March 23, 1999 in the State of Nevada. Politics-Nevada is a development stage enterprise that intends to be a global Internet media company, offering a branded network of information, communication, entertainment, community and commerce services with a common theme of politics. Politics-Nevada has selected December 31 as its fiscal year.

         Politics-Delaware and its wholly-owned subsidiary Politics-Nevada are hereafter collectively referred to as the "Company".

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         UNAUDITED INTERIM FINANCIAL STATEMENTS

         The unaudited consolidated financial statements include the accounts of Politics-Delaware and its wholly-owned subsidiary, Politics-Nevada. All significant inter-company accounts and transactions have been eliminated in consolidation.

         In the opinion of the Company, the accompanying consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations and cash flows presented.

         Results of operations for interim periods are not necessarily indicative of the results of operations for a full year.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

                               POLITICS.COM, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (Unaudited)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         WEBSITE DEVELOPMENT COSTS

         Website development costs are expensed as incurred.

         RESEARCH AND DEVELOPMENT COSTS

         Research and development costs are expensed as incurred.

         REVENUE RECOGNITION

         Revenues, consisting principally of advertising and electronic commerce revenues will be recognized as the services are performed or when the goods are delivered. Deferred revenues will consist primarily of prepaid advertising and electronic commerce fees.

         INTANGIBLES

         Intangibles consist of the cost of certain Internet Domain Names. These intangibles will be amortized using the straight-line method over periods ranging from three to four years. The Company periodically reviews intangible assets to determine if any impairment exists based upon projected, undiscounted net cash flows of the related business. As of September 30, 1999, in the opinion of management, there has been no such impairment. The Internet Domain Names are "politics.com", "elections.com", "gop.com" and "PoliticalJunkie.com".

         INCOME TAXES

         The Company records deferred income taxes using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and income tax bases of the Company's assets and liabilities. An allowance is recorded, based upon currently available information, when it is more likely than not that any or all of the deferred tax assets will not be realized. The provision for income taxes includes taxes currently payable, if any, plus the net change during the year in deferred tax assets and liabilities recorded by the Company.

         SOFTWARE DEVELOPMENT COSTS

         SFAS No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" requires software development costs to be capitalized upon the establishment of technological feasibility. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgement by management with respect to certain external factors such as anticipated future revenue, estimated economic life, and changes in software and hardware technologies. As of September 30, 1999 the Company has not capitalized any software development costs.

                               POLITICS.COM, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (Unaudited)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         STOCK-BASED COMPENSATION

         The Company accounts for stock-based compensation to its employees using the intrinsic value method, which requires the recognition of compensation expense over the vesting period of the option when the exercise price of the stock option granted is less than the fair value of the underlying common stock. Additionally, the Company provides pro forma disclosure of net loss and loss per share as if the fair value method has been applied in measuring compensation expense for stock options granted. Stock-based compensation related to options granted to non-employees is recognized using the fair value method.

         LOSS PER SHARE

         The computation of loss per share of common stock is computed by dividing net loss for the period by the weighted average number of common shares outstanding during that period.

         Prior to the July 27, 1999 acquisition, the computation of net loss per share is based on the weighted average number of outstanding common shares of Politics-Nevada. Following the acquisition, shares presented are adjusted for the effect of the reverse acquisition.

         Because the Company is incurring losses, the effect of stock options and warrants is antidilutive. Accordingly, the Company's presentation of diluted earnings per share is the same as that of basic earnings per share.

         FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying value of the Company's financial instruments, including cash, accounts payable and notes and loans payable approximated fair value because of the short maturity of these instruments.

NOTE 3 - NOTE AND LOANS PAYABLE - RELATED PARTIES

         Note payable to the Company's Chairman of the Board is payable on demand with interest at 10% per annum. Such note was issued as consideration for the purchase of certain internet domain names.

         Loans payable to related parties represent unsecured advances by the Company's Chairman and an Officer. These loans, which are due on demand, bear interest at 6% per annum.

                               POLITICS.COM, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (Unaudited)

NOTE 4 - STOCKHOLDERS' DEFICIT

         PREFERRED STOCK

         The Company's Board of Directors may, without further action by the Company's stockholders, from time to time, direct the issuance of any authorized but unissued or unreserved shares of Preferred Stock in series and may, at the time of issuance, determine the rights, performances and limitations of each series. The holders of Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of the Common Stock. The Board of Directors could issue Preferred Stock with voting and other rights that could adversely affect the voting power of the holders of Common Stock and could have certain anti-takeover effects.

         COMMON STOCK

         On March 24, 1999 Politics-Nevada sold 10,000 shares of common stock at $.01 per share for gross proceeds of $100 as part of its initial capitalization.

         On June 30, 1999 Politics-Nevada issued 6,990,000 shares of common stock to two individuals, one of whom is an officer and one of whom is a majority stockholder and an officer of Politics-Nevada, as conversion of indebtedness of Politics-Nevada in the amount of $144,000.

         On July 27, 1999, Lone Oak acquired all of the issued and outstanding common stock of Politics-Nevada. In connection with this transaction, Lone Oak issued 7,000,000 shares of its common stock directly to the stockholders of Politics-Nevada in exchange for all of Politics-Nevada's 7,000,000 issued and outstanding common shares. The exchange resulted in Politics-Nevada's stockholders holding a larger portion of the voting rights of Lone Oak than was held after the acquisition by the persons who were Lone Oak stockholders prior to the acquisition. As a result of the acquisition, Politics-Nevada became a wholly-owned subsidiary of Lone Oak. In connection with the transaction, Lone Oak changed its name to Politics.com, Inc., a Delaware corporation.

         During August and September 1999 the Company sold 45,500 shares of common stock for gross proceeds of $136,500 to private investors.

         STOCK OPTION PLAN

         On July 27, 1999, the Company adopted the 1999 Combination Stock Option Plan (the "Plan"). Under the Plan, both non-qualified and incentive stock options to purchase shares of the Company's common stock may be granted to key employees and other persons. A total of 2,000,000 shares have been reserved for issuance under the Plan. The options expire ten years from the date of grant, subject to certain restrictions.

                               POLITICS.COM, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (Unaudited)

NOTE 4 - STOCKHOLDERS' DEFICIT (Continued)

         STOCK OPTION PLAN (Continued)

         The Company has issued various stock options to employees. The options' vesting period varies from full vesting upon issuance of options to vesting over a 3 to 4 year period. A summary of the Company's stock options activity is as follows:


                                                                          Options
                                                                ---------------------------------------
                                                                                      Weighted Average
                                                                Shares                 Exercise Price
                                                                ------                 --------------

Balance, July 27, 1999
Granted                                                         1,325,000               $ 2.37
                                                                ---------               ------

Balance, September 30, 1999                                     1,325,000               $ 2.37
                                                                =========               ======


                                                     Outstanding                Exercisable             Weighted Average
Exercise Price Range                                     Shares                     Shares               Exercise Price
                                                         ------                     ------               --------------
         $2.00                                          840,000                    315,000                   $2.00
         $3.00                                          485,000                    344,600                   $3.00


                  The Company recognized approximately $3,436,000 of stock-based compensation expense and deferred compensation of approximately $4,424,000 during the period ended September 30, 1999, relating to options granted with exercise prices below the estimated fair market value of the Company's common stock at the date of grant. The Company applies APB Opinion No. 25 and related Interpretations in accounting for these plans. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") was issued by the FASB in 1995 and, if fully adopted, changes the methods for recognition of cost on plans similar to those of the Company. The Company has adopted the disclosure-only provision of SFAS 123. Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 5.5%; volatility factor of the expected market price of the Company's common stock of .50; and a weighted-average expected life of the option, after the vesting period, of 5 years.

                  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                               POLITICS.COM, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (Unaudited)

NOTE 4 - STOCKHOLDERS' DEFICIT (Continued)

         STOCK OPTION PLAN (Continued)

         Had compensation cost for stock options granted been determined based on the fair value at the grant date consistent with the provisions of SFAS 123, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:


                  Net loss - as reported                                                $(4,528,847)
                  Net loss - pro forma                                                  $(5,089,386)
                  Loss per share - as reported
                           Basic                                                        $(     1.11)

                  Loss per share - pro forma

                           Basic                                                        $(     1.25)


         The effects of applying the pro forma disclosures of SFAS 123 are not likely to be representative of the effects on reported net earnings for future years due to the various vesting schedules.

NOTE 5 - INCOME TAXES

         For income tax purposes, the Company has a net operating loss carryforward ("NOL") at September 30, 1999 of approximately $1,093,000 expiring in 2014 if not offset against future federal taxable income. There may be certain limitations as to the future annual use of the NOLs due to certain changes in the Company's ownership.

         Income tax benefit attributable to net loss differed from the amounts computed by applying the statutory Federal Income tax rate applicable for each period as a result of the following:


                  Computed "expected" tax benefit                               $ 372,000
                  Decrease in tax benefit resulting from net operating
                    loss for which no benefit is currently available              (372,000)
                                                                                ----------
                                                                                $     -
                                                                                ----------
                                                                                ----------


         The Company had deferred tax assets of approximately $1,540,000 at September 30, 1999, resulting primarily from net operating loss carryforwards of approximately $372,000 and stock based compensation of approximately $1,168,000. The deferred tax assets have been fully offset by a valuation allowance resulting from the uncertainty surrounding their future realization.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

         The Company has entered into a 3 year employment agreement with its President. The agreement calls for annual salary of $200,000. In addition, the agreement provides for a bonus in an amount up to 50% of the annual salary and up to 12 months severance in an aggregate amount equal to annual salary if terminated without cause.

                               POLITICS.COM, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (Unaudited)

NOTE 7 - YEAR 2000 CONSIDERATIONS

         The "Year 2000" problem relates to computer systems that have time and date-sensitive programs that were designed to read years beginning with "19", but may not properly recognize the year 2000. If a computer system or software application used by the Company or a third party dealing with the Company fails because of the inability of the system or application to properly read the year 2000 the results could have a material adverse effect on the Company.

         The Company believes that when acquired its computer system will be Year 2000 compliant. However, the Company is dependent on third party vendors. Failures and interruptions, if any, resulting from the inability of certain computing systems of third party vendors to recognize the Year 2000 could have a material adverse effect on the Company's results of operations. There can be no assurance that the Year 2000 issue can be resolved by any of such third parties prior to the upcoming change in the century. Although the Company may incur substantial costs, as a result of such third party service providers correcting Year 2000 issues, such costs are not sufficiently certain to estimate at this time.

NOTE 8-  SUBSEQUENT EVENTS

         In October 1999 the Company entered into a 3 year lease that terminates October 31, 2002. In additional to base rent, the lease provides for payment of certain other occupancy costs. Approximate future minimum payments under this lease are summarized as follows:


              November 1, 1999 to       December 31, 1999         $  16,000
              January 1, 2000  to       December 31, 2000         $  97,000
              January 1, 2001  to       December 31, 2001         $ 100,000
              January 1, 2002  to       October 31, 2002          $  85,000


                                    PART III

ITEM 1.  INDEX TO EXHIBITS

                                            EXHIBIT INDEX


EXHIBIT                                                                                                   PAGE
 NUMBER                 DESCRIPTION                                                                      NUMBER
 ------                 -----------                                                                      ------
2.1                     Articles of Incorporation, as amended, of the Company.*
2.2                     Bylaws of the Company.*
3.1                     Specimen Certificate of Common Stock.*
3.2                     Promissory Note issued by Politics.com-Nevada in favor of Howard R. Baer dated June 30, 1999.*
3.3                     Promissory Note issued by Politics.com-Nevada in favor of Carriage House
                        Capital, LLC dated November 1, 1999.*
3.4                     Promissory Note issued by Politics.com-Nevada in favor of Kevin C. Baer dated November 1, 1999. *
3.5                     Promissory Note issued by Politics.com-Nevada in favor of Northeast
                        Investments dated November 1, 1999.*
6.1                     Contract of Sale between Politics.com, Inc., a Nevada corporation, and
                        Howard R. Baer dated June 30, 1999.*
6.2                     Contract of Sale between Politics.com, Inc., a Nevada corporation, and Kurt
                        Ehrenberg dated August 17, 1999.*
6.3                     1999 Combination Stock Option Plan.*
6.4                     Form of Non-Qualified Stock Option Agreement between Politics.com, Inc., a
                        Delaware corporation, and Brian Wadsworth dated as of July 27, 1999.*
6.5                     Form of Non-Qualified Stock Option Agreement.*
6.6                     Form of Incentive Stock Option Agreement.*
6.7                     Stock Purchase Agreement by and among Lone Oak, Inc., a Delaware corporation, and Howard R. Baer and Kevin C. Baer dated July 22, 1999.*
6.8                     Employment Letter dated July 29, 1999, as amended September 7, 1999.*
                        6.9 Lease Agreement between Renaissance 632 Broadway LLC and Politics.com,
                        Inc. dated October 29, 1999.*
6.10                    1999 Advisory Council Stock Option Plan.*
6.11                    Form of Advisory Council Engagement and Option Agreement.*
6.12                    Services Agreement between Touchscreen Media Group and Politics.com, Inc.
                        dated October 29, 1999, as supplemented on December 2, 1999*
6.13                    Individual Limited Guaranty by Howard R. Baer in favor of Touchscreen Media
                        Group dated December 2, 1999.*
27                      Financial Data Schedule.**


---------------
   *     Previously filed.
   **    Filed herewith.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment no. 2 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     POLITICS.COM, INC.

DATE:  JANUARY 19, 2000              BY: /s/ Marc Jacobson
                                         ---------------------------
                                          MARC JACOBSON
                                          PRESIDENT AND CHIEF OPERATING OFFICER